                                                Filed pursuant to Rule 424(b)(4)
                                                Registration No. 333-31605

PROSPECTUS
                                  $100,000,000

                        [REPTRON ELECTRONICS, INC. LOGO]

                 6 3/4% CONVERTIBLE SUBORDINATED NOTES DUE 2004
                            ------------------------

    Reptron Electronics, Inc. ("Reptron" or the "Company") is offering $100,000,000 aggregate principal amount of its 6 3/4% Convertible Subordinated Notes due August 1, 2004 (the "Notes"). The Notes are convertible at any time prior to maturity, unless previously redeemed or repurchased, into shares of common stock, par value $.01 per share ("Common Stock"), of the Company at a conversion rate of 35.0877 shares per each $1,000 principal amount of Notes (equivalent to a conversion price of approximately $28.50 per share), subject to adjustment in certain circumstances. On August 5, 1997, the last reported bid price of the Common Stock, which is traded under the symbol "REPT" on The Nasdaq Stock Market's ("Nasdaq") National Market, was $23.75 per share.

    Interest on the Notes is payable on February 1 and August 1 of each year, commencing February 1, 1998. The Notes are redeemable in whole or in part at the Company's option at any time on or after August 1, 2000, at the redemption prices set forth herein, plus accrued interest to the date of redemption. See "Description of Notes -- Optional Redemption." The Notes are not entitled to any sinking fund. The Notes will mature on August 1, 2004.

    In the event of a Change of Control (as defined herein), each holder of Notes may require the Company to repurchase its Notes, in whole or in part, for cash at a repurchase price of 100% of the principal amount of Notes to be repurchased, plus accrued interest to the repurchase date. See "Description of Notes -- Repurchase at the Option of Holders Upon a Change of Control."

    The Notes are unsecured obligations subordinated in right of payment to all existing and future Senior Indebtedness (as defined herein) of the Company and effectively subordinated in right of payment to all indebtedness and other liabilities of the Company's subsidiaries. As of June 30, 1997, after giving effect to this offering and the application of the net proceeds therefrom, the Company would have had $18.5 million of Senior Indebtedness outstanding and the Company's subsidiaries would have had no indebtedness or other liabilities outstanding. The Indenture will not restrict the Company or its subsidiaries from incurring additional Senior Indebtedness or other indebtedness. See "Description of Notes -- Subordination."

    The Notes will not be listed on any securities exchange or the Nasdaq National Market and will only be traded in the over-the-counter market.

                            ------------------------

           SEE "RISK FACTORS" BEGINNING ON PAGE 5 FOR A DISCUSSION OF
CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY POTENTIAL PURCHASERS OF THE NOTES.
                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

====================================================================================================================
                                                  PRICE TO               DISCOUNT TO              PROCEEDS TO
                                                 PUBLIC(1)             UNDERWRITERS(2)             COMPANY(3)
--------------------------------------------------------------------------------------------------------------------
Per Note.................................         100.00%                   3.50%                    96.50%
--------------------------------------------------------------------------------------------------------------------
Total(4).................................       $100,000,000              $3,500,000              $96,500,000
====================================================================================================================

(1) Plus accrued interest, if any, from date of issuance.
(2) The Company has agreed to indemnify the Underwriters (as defined herein) against certain liabilities, including liabilities under the Securities Act. See "Underwriting."
(3) Before deducting expenses payable by the Company, estimated to be $500,000.
(4) The Company has granted the Underwriters an option for 30 days to purchase up to an additional $15,000,000 principal amount of Notes at the offering price shown above, less the Underwriters' discount, solely for the purpose of covering over-allotments, if any. If the Underwriters exercise such option in full, the Price to Public, the Discount to Underwriters and Proceeds to the Company will be $115,000,000, $4,025,000 and $110,975,000, respectively.
                            ------------------------

    The Notes are offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by the Underwriters and subject to the Underwriters' right to reject orders in whole or part. It is expected that delivery of the Notes will be made on or about August 11, 1997, against payment in immediately available funds.

RAYMOND JAMES & ASSOCIATES, INC.
                                       FORUM CAPITAL MARKETS L.P.
                                                                   STEPHENS INC.

                 The date of this Prospectus is August 6, 1997.

[PHOTOGRAPH OF TESTING EQUIPMENT LOCATED IN TAMPA MANUFACTURING FACILITY]

     K-Byte Manufacturing performs complex testing procedures on substantially all products assembled.

[PHOTOGRAPH OF EXTERIOR OF TAMPA MANUFACTURING AND WAREHOUSE FACILITY]

     Newly constructed manufacturing and warehouse facility located in Tampa, Florida.

[PHOTOGRAPH OF SURFACE MOUNT EQUIPMENT LOCATED IN TAMPA MANUFACTURING FACILITY]

     K-Byte Manufacturing has invested in advanced surface mount technology equipment in its Tampa manufacturing facility.

[PHOTOGRAPH OF CONVEYOR BELT LOCATED IN TAMPA WAREHOUSE FACILITY]

     Reptron Distribution has recently developed and installed a warehousing system that combines bar code technology with sophisticated conveyor equipment.

     CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE SECURITIES OFFERED HEREBY, INCLUDING OVER-ALLOTMENT, STABILIZING TRANSACTIONS, SYNDICATE SHORT COVERING TRANSACTIONS AND PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information, the Financial Statements and Notes thereto, included or incorporated by reference in this Prospectus. Except as otherwise indicated, the information in this Prospectus assumes that the Underwriters' over-allotment option will not be exercised.

     This Prospectus contains statements that constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934 (the "1934 Act"). The words "expect," "estimate," "anticipate," "predict," "believe" and similar expressions and variations thereof are intended to identify forward-looking statements. Such statements appear in a number of places in this Prospectus and include statements regarding the intent, belief or current expectations of the Company, its directors, or its officers with respect to, among other things: (i) trends affecting the Company's financial condition or results of operations; (ii) the Company's financing plans; (iii) the Company's business and growth strategies, including potential acquisitions; and (iv) the use of the net proceeds by the Company from this offering. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those predicted in the forward-looking statements, as a result of various factors. The accompanying information contained in this Prospectus, including the information set forth under the headings "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," as well as information contained in the Company's other filings with the Securities and Exchange Commission, identify important factors that could cause such differences.

                                  THE COMPANY

     Reptron Electronics, Inc. (the "Company") is a leading integrated electronics company providing both value-added distribution of electronic components and targeted contract manufacturing services through its two divisions, Reptron Distribution and K-Byte Manufacturing. The two divisions are complementary, enabling the Company to provide customers with a wide range of products and value-added services, as well as a single source for their product, material, assembly and test requirements. Approximately 44% of the Company's 1996 net sales were generated by customers utilizing the services of both divisions. The Company believes that its integrated approach to manufacturing and distribution distinguishes it in the electronics industry, provides a high level of value to its customer base and enables it to obtain sole source relationships with an increasing number of its customers. As a result of the successful implementation of the Company's business strategy, it has increased net sales from approximately $83.4 million in 1992 to $268.9 million in 1996 and net earnings from $1.2 million in 1992 to $7.7 million in 1996.

     Reptron Distribution sells over 60 vendor lines of semiconductors, passive products and electromechanical components, including more than 35,000 different stock-keeping units ("SKUs"). Reptron Distribution sells to over 9,000 customers representing diverse industries including robotics, telecommunications, computers and computer peripherals, consumer electronics, healthcare, industrial controls and contract manufacturing. Services provided to these customers include component sales, inventory replenishment programs, in-plant stores, component programming and electronic data interchange ("EDI"). As a result of two acquisitions completed in 1995, Reptron Distribution expanded its geographic presence and currently has 20 sales offices located throughout the U.S., enabling the Company to market to approximately 83% of the total available U.S. electronic components market (based upon 1996 industry sales). Reptron Distribution's net sales have increased significantly from $48.9 million in 1992 to $168.3 million in 1996.

     K-Byte Manufacturing focuses on establishing primary or sole source relationships with OEMs in a wide variety of industries that require complex circuit board assembly and turnkey manufacturing services, with low-to-medium volume production runs. K-Byte Manufacturing leverages its relationship with Reptron Distribution by utilizing Reptron Distribution's 85-person sales force, large customer base, greater access to electronic components and advantages in component pricing. Services provided to K-Byte Manufacturing customers include concurrent engineering, surface mount technology ("SMT") and pin-through-hole ("PTH") manufacturing. The Company believes that K-Byte Manufacturing provides Reptron Distribution a significant competitive advantage by broadening value-added services that can be offered to Reptron Distribution customers. K-Byte Manufacturing, which operates in two facilities in Michigan and one in Florida, has increased net sales from $34.5 million in 1992 to $100.7 million in 1996.

     The Company believes its growth has been fueled by several key trends:

     - Manufacturers of electronic components are reducing the number of distributors that are authorized to sell their products and selecting distributors that are able to serve a larger part of the total available U.S. market;

     - Electronic components are increasingly being sold through value-added services, such as in-plant stores, automated inventory replenishment systems and the outsourcing of product assembly; and

     - OEMs are increasingly outsourcing the assembly and testing of printed circuit boards, as well as the manufacture of complete electronic products, to contract manufacturing specialists.

     According to the National Electronic Distributors Association ("NEDA"), the total North American electronics distribution market grew from $10.2 billion in revenue in 1992 to $21.0 billion in 1996, a compound annual growth rate of 19.8%. NEDA projects the market to grow to $23.6 billion in 1997. According to the Institute for Interconnecting and Packaging Electronic Circuits ("IPC"), as a result of the outsourcing of manufacturing services, the contract manufacturing industry in the U.S. grew from $6.3 billion in 1992 to $14.5 billion in 1996, a compound annual rate of 23.2%. Based on IPC estimates, the U.S. contract manufacturing industry will expand at a 21.0% compound annual growth rate from 1995 through 2000.

     The Company's principal business objective is to expand its presence as a leading integrated electronics distributor and contract manufacturer. In order to implement its objective, the Company has formulated a strategy based upon the following key elements: (i) capitalize on the advantages of integration; (ii) increase sales from value-added services; (iii) target contract manufacturing customers in specific market segments; (iv) leverage investments made in the Company's manufacturing facilities; and (v) expand through acquisitions and internal growth.

     The Company was incorporated under the laws of Michigan in 1973 and reincorporated under the laws of Florida in 1993. The Company's principal executive offices are located at 14401 McCormick Drive, Tampa, Florida 33626, and its telephone number is (813) 854-2351.

                                 RECENT RESULTS

     Total net sales, net earnings and net earnings per share for the three months ended June 30, 1997 were $79.1 million, $2.4 million and $0.38 per share, respectively, compared to $66.1 million, $1.9 million and $0.31 per share, respectively, for the three months ended June 30, 1996. Total net sales, net earnings and net earnings per share for the six months ended June 30, 1997 were $155.4 million, $4.5 million and $0.73 per share, respectively, compared to $132.6 million, $3.4 million and $0.55 per share, respectively, for the six months ended June 30, 1996.

                                  THE OFFERING

Securities Offered.........  $100,000,000 aggregate principal amount of 6 3/4%
                             Convertible Subordinated Notes due August 1, 2004 (the "Notes"). The Company has granted the Underwriters an option for 30 days to purchase up to an aggregate of $15,000,000 additional principal amount of Notes, solely to cover over-allotments.

Interest Payment Dates.....  Interest on the Notes is payable at the rate set forth on the cover page hereof, semi-annually on each February 1 and August 1, commencing February 1, 1998.

Conversion Rights..........  The Notes are convertible at any time prior to maturity, unless previously redeemed or
                             repurchased, into shares of Common Stock at a conversion rate of 35.0877 shares per $1,000 principal amount of Notes (equivalent to a conversion price of approximately $28.50 per share), subject to adjustment in certain circumstances as described herein. See "Description of Notes -- Conversion Rights."

Subordination..............  The Notes are subordinated in right of payment to all existing and future Senior Indebtedness (as defined herein) of the Company. The Notes are also effectively subordinated in right of payment to all indebtedness and liabilities of the Company's subsidiaries. As of June 30, 1997, after giving effect to the issuance and sale of the Notes and the application of the net proceeds therefrom, the Company would have had $18.5 million of Senior Indebtedness outstanding, and the Company's subsidiaries would have had no indebtedness or other liabilities outstanding. See "Description of Notes -- Subordination."

Optional Redemption........  The Notes will be redeemable at the Company's option, in whole or in part, at any time on or after August 1, 2000, at the redemption prices set forth herein plus accrued interest to the date of redemption. See "Description of Notes -- Optional Redemption."

Repurchase at Option of
  Holders Upon a Change of
  Control..................  In the event of a Change of Control (as defined herein), each holder of Notes may require the Company to repurchase its Notes, in whole or in part, for cash at a repurchase price of 100% of the principal amount of Notes to be repurchased, plus accrued interest to the repurchase date. See "Description of Notes -- Repurchase at Option of Holders Upon a Change of Control."

Use of Proceeds............  The Company intends to use approximately $58.9 million of the net proceeds to repay outstanding indebtedness. The remainder of the net proceeds from this offering will be added to the Company's working capital to be available for general corporate purposes, including possible acquisitions. See "Use of Proceeds."

Listing and Trading of
  Notes....................  The Notes will not be listed on any securities exchange or on the Nasdaq National Market and will only be traded in the over-the-counter market.

Common Stock...............  The Common Stock issuable upon conversion of the
                             Notes is listed on the Nasdaq National Market under the symbol "REPT."

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

                                                                                                THREE MONTHS
                                                      YEAR ENDED DECEMBER 31,                  ENDED MARCH 31,
                                        ---------------------------------------------------   -----------------
                                         1992       1993       1994       1995       1996      1996      1997
                                        -------   --------   --------   --------   --------   -------   -------
                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA AND RATIOS)
STATEMENT OF EARNINGS DATA:
Net Sales:
  Reptron Distribution................  $48,872   $ 71,346   $ 96,003   $140,146   $168,279   $42,349   $47,368
  K-Byte Manufacturing................   34,541     55,661     68,002     83,198    100,658    24,202    28,883
                                        -------   --------   --------   --------   --------   -------   -------
         Total net sales..............   83,413    127,007    164,005    223,344    268,937    66,551    76,251
                                        =======   ========   ========   ========   ========   =======   =======
Gross Profit:
  Reptron Distribution................    9,968     15,245     18,780     27,500     34,364     8,111     8,732
  K-Byte Manufacturing................    4,613      9,023     11,431     12,663     17,485     3,871     5,340
                                        -------   --------   --------   --------   --------   -------   -------
         Total gross profit...........   14,581     24,268     30,211     40,163     51,849    11,982    14,072
  Selling, general and administrative
    expenses..........................   11,217     16,455     19,051     26,586     35,023     8,348     9,250
                                        -------   --------   --------   --------   --------   -------   -------
  Operating income....................    3,364      7,813     11,160     13,577     16,826     3,634     4,822
  Interest expense....................    1,363      1,811      1,474      2,767      4,025     1,102     1,228
                                        -------   --------   --------   --------   --------   -------   -------
  Earnings before income taxes........    2,001      6,002      9,686     10,810     12,801     2,532     3,594
  Income tax provision................      807      2,400      3,823      4,324      5,148     1,013     1,438
                                        -------   --------   --------   --------   --------   -------   -------
  Net earnings........................  $ 1,194   $  3,602   $  5,863   $  6,486   $  7,653   $ 1,519   $ 2,156
                                        =======   ========   ========   ========   ========   =======   =======
  Net earnings per share..............  $   .27   $    .81   $   1.03   $   1.05   $   1.24   $   .25   $   .35
                                        =======   ========   ========   ========   ========   =======   =======
  Weighted average Common Stock and
    Common Stock equivalent shares
    outstanding.......................    4,442      4,442      5,714      6,170      6,179     6,168     6,207
                                        =======   ========   ========   ========   ========   =======   =======
  EBITDA(1)...........................  $ 4,115   $  8,927   $ 12,549   $ 16,039   $ 20,464   $ 4,319   $ 5,853
                                        =======   ========   ========   ========   ========   =======   =======
  Ratio of earnings to fixed
    charges(2)........................    2.47x      4.31x      7.57x      4.66x      3.56x     2.89x     3.46x
                                        =======   ========   ========   ========   ========   =======   =======

                                                                  MARCH 31, 1997
                                                              ----------------------
                                                                             AS
                                                               ACTUAL    ADJUSTED(3)
                                                              --------   -----------
                                                                  (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital.............................................  $ 88,194    $121,338
Total assets................................................   157,470     194,614
Revolving Credit Facility...................................    62,856          --
Long-term obligations(4)....................................    17,769      17,769
6 3/4% Convertible Subordinated Notes due 2004..............        --     100,000
Shareholders' equity........................................    50,873      50,873

---------------

(1) EBITDA represents earnings before interest, income taxes, depreciation and amortization. EBITDA is not presented as an alternative measure of net income or cash flow from operations (both as determined in accordance with generally accepted accounting principles), but because it is an accepted financial indicator of a company's ability to service debt.
(2) The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. For this purpose, "earnings" include pretax income from continuing operations plus fixed charges. "Fixed charges" include interest, whether expensed or capitalized, amortization of debt expense and the portion of rental expense that is representative of the interest factor in these rentals.
(3) Adjusted to give effect to the issuance and sale of the Notes and the application of the estimated net proceeds therefrom. See "Use of Proceeds."
(4) Includes $6.1 million of capitalized lease obligations.

                                  RISK FACTORS

     An investment in the Notes hereby involves a high degree of risk. Prospective investors should consider carefully the following risk factors, in addition to the other information included and incorporated by reference in this Prospectus, in connection with an investment in the Notes offered hereby.

CUSTOMER CONCENTRATION AND OTHER FACTORS AFFECTING OPERATING RESULTS

     The Company's divisions have certain customers that account for a significant part of their net sales. The largest customer of the Company is a customer of both Reptron Distribution and K-Byte Manufacturing. In 1996 and the first quarter of 1997, this customer accounted for approximately 15.7% and 15.4%, respectively, of Reptron Distribution's net sales, 6.9% and 3.3%, respectively, of K-Byte Manufacturing's net sales and 12.4% and 10.8%, respectively, of the Company's total net sales. K-Byte Manufacturing had 36 principal customers in 1996 with the largest three customers accounting for 15.9%, 9.9% and 8.9% of its net sales in 1996, respectively (6.0%, 3.7% and 3.3% of the Company's total net sales in 1996, respectively). During the first quarter of 1997, K-Byte Manufacturing's three largest customers accounted for 14.7%, 9.4% and 8.7% of its net sales, respectively (5.6%, 3.6% and 3.3% of the Company's total net sales during the first quarter of 1997). The loss of one or more of these major customers, or a reduction in their level of purchasing, could have a material adverse effect on the Company's business, results of operations and financial condition. K-Byte Manufacturing's operating results are affected by a number of factors, including fixed plant utilization, price competition, the Company's ability to keep pace with technological developments, the degree of automation that can be used in an assembly process, efficiencies that can be achieved by the Company in managing inventories and fixed assets, the timing of orders from major customers, the timing of capital expenditures in anticipation of increased sales, customer product delivery requirements and increased costs and shortages of components and labor. In addition, because of the limited number of K-Byte Manufacturing's customers and the corresponding concentration of its accounts receivable, the insolvency or other inability or unwillingness of its customers to pay for its services could have a material adverse effect on the Company.

DEPENDENCE UPON KEY VENDORS

     Many kinds of components distributed by Reptron Distribution are currently manufactured by a relatively small number of independent vendors. Four vendors collectively accounted for approximately 37.5% and 41.5% of Reptron Distribution's net sales in 1996 and the first quarter of 1997, respectively (23.4% and 25.8% of the Company's total net sales in 1996 and the first quarter of 1997, respectively). The Company does not have long-term distribution contracts with its vendors. The Company's contracts are non-exclusive and typically are cancelable upon 30 days' written notice. The Company's future success will depend, in large part, on maintaining such relationships and developing new relationships in connection with its existing and future product lines. The Company believes that vendors are consolidating their distribution relationships. In the first quarter of 1997, the Company and one of its primary vendors discontinued their relationship. This vendor accounted for 9.3% of Reptron Distribution's 1996 net sales (5.8% of the Company's total net sales in 1996). Although the Company does not believe that the loss of this vendor will have a material adverse effect on the Company, the loss of, or significant disruptions in the relationship with, one or more of Reptron Distribution's other principal vendors could have a material adverse effect on the Company.

ACQUISITION RISKS

     The Company's growth strategy includes expansion through acquisitions. A part of the net proceeds from this offering may be used for potential acquisitions. See "Use of Proceeds." There can be no assurance that the Company will be able to successfully negotiate with potential acquisition candidates (in which case the Company might pursue unsolicited acquisitions), secure acquisition financing on acceptable terms (which financing may involve incurring substantial indebtedness), complete acquisitions, integrate acquired operations into existing operations or expand into new markets. There can also be no assurance that future acquisitions will not have an adverse effect on the Company's operating results, particularly in the periods following the completion of such acquisitions while the operations of the acquired business are being integrated into the Company's operations. Once integrated, acquired operations may not achieve levels of sales, profitability or productivity comparable with those achieved by the Company's existing operations, or otherwise perform as expected. In addition, the Company competes for acquisition and expansion opportunities with companies that have substantially greater resources than those of the Company. The Company currently has no agreements, arrangements or understandings with respect to any acquisition and there can be no assurance that any such acquisition will be consummated.

ABSENCE OF LONG-TERM SALES CONTRACTS

     The level and timing of purchase orders placed by K-Byte Manufacturing's customers are affected by a number of factors, including variation in demand for customers' products, customer attempts to manage inventory and changes in the customers' manufacturing strategies. The Company typically does not obtain long-term purchase orders or commitments but instead works with its customers to develop nonbinding forecasts of the future volume of orders. Based on such nonbinding forecasts, the Company makes commitments regarding the level of business that it will seek and accept, the timing of production schedules and the levels and utilization of personnel and other resources. A variety of conditions, both specific to each individual customer and generally affecting each customer's industry, may cause customers to cancel, reduce or delay orders that were either previously made or anticipated. Generally, customers may cancel, reduce or delay purchase orders and commitments without penalty, except for payment for services rendered, materials purchased and, in certain circumstances, charges associated with such cancellation, reduction or delay. Significant or numerous cancellations, reductions or delays in orders by customers, or any inability by customers to pay for services provided by the Company or to pay for components and materials purchased by the Company on such customers' behalf, could have a material adverse effect on the Company.

SUBSTANTIAL START-UP COSTS FOR MANUFACTURING CUSTOMERS

     K-Byte Manufacturing targets customers requiring the production of a wide variety of technologically complex printed circuit board assemblies. The integration of new customers or new products of existing customers into K-Byte Manufacturing's facilities and processes involves a substantial amount of start-up costs which are incurred prior to any sales being generated from these customers. These start-up costs could have a material adverse effect on K-Byte Manufacturing.

COMPETITION; EFFECTS ON GROSS MARGIN

     Both Reptron Distribution and K-Byte Manufacturing face substantial competition. Many of the Company's competitors have significantly greater resources and broader name recognition than the Company. Reptron Distribution faces competition from hundreds of electronic component distributors of various sizes, locations and market focuses (e.g., military, commercial, consumer) and competes principally on the basis of product selection, reputation and value-added customer services. Vendor representation and product diversity create a segmentation among distributors. Reptron Distribution has several primary competitors that carry similar significant Japanese semiconductor vendors. K-Byte Manufacturing competes in a highly fragmented market composed of a diverse group of U.S. based contract manufacturers. The Company believes that the key competitive factors in its markets are manufacturing flexibility, price, manufacturing quality, advanced manufacturing technology and reliable delivery. Additionally, K-Byte Manufacturing also faces competition from current and prospective customers that evaluate the Company's capabilities against the merits of manufacturing products internally. There can be no assurance that the Company will be able to continue to compete effectively with existing or potential competitors. In addition, gross margins in the businesses in which the Company competes have declined in recent years due to competitive pressures. The Company believes this trend will continue.

AVAILABILITY OF COMPONENTS

     The Company relies on third-party suppliers for components used in its manufacturing process. Component shortages experienced by the Company and its suppliers may have a material adverse effect on customer orders for the services of both Reptron Distribution and K-Byte Manufacturing. At various times, there have been shortages of components in the electronics industry and currently the supply of certain electronic components is subject to limited allocations. If shortages of these or other components should intensify or occur in the future, the Company may be forced to delay manufacturing and shipment or to purchase components at higher prices (which it may not be able to pass on to its customers), which may have a material adverse effect on customer demand for the Company's services, on the Company's gross margins or both. Any of these events could have a material adverse effect on the Company.

DEPENDENCE UPON KEY PERSONNEL

     The success of the Company to date has been largely dependent upon the efforts and abilities of the senior management. The loss of their services for any reason could have a material adverse effect on the Company.

MANAGEMENT OF GROWTH

     The Company has grown rapidly in recent years, with net sales increasing from approximately $83.4 million in 1992 to approximately $268.9 million in 1996. The ability to continue this growth rate will depend upon several factors, including the Company's ability to recruit, train and retain a skilled workforce to support its expanding operations. There can be no assurance that the Company will be able to sustain its historic rate of net sales growth, continue its profitable operations, develop the required workforce or manage any future growth successfully. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

VOLATILITY OF COMPONENT PRICING

     The Company sells a significant amount of commodity-type components that have historically experienced volatile pricing. These components include dynamic random access memory and static random access memory products. If market pricing for these components decreases significantly, the Company may experience periods when its investment in component inventory exceeds the market price of such components. Such market conditions could have a negative impact on sales and gross profit margins unless and until the Company's vendors reduce the cost of such components (through price protection rights, if any, outlined in the vendor agreements).

CONTROL BY PRINCIPAL SHAREHOLDER

     Michael L. Musto, the Company's President and Chief Executive Officer, beneficially owned approximately 38.6% of the Common Stock at June 30, 1997 (24.5% assuming conversion of the Notes and 23.2% assuming exercise of the Underwriters' over-allotment option in full and conversion of the Notes). As a result, Mr. Musto effectively will be able to continue to control the Company after the consummation of this offering. See "Principal Shareholders."

ANTI-TAKEOVER PROVISIONS

     The Company's articles of incorporation and bylaws and Florida law contain certain provisions that may discourage or make more difficult any attempt by a person or group to obtain control of the Company. In addition, the board of directors of the Company is empowered to issue from time to time one or more series of Preferred Stock without shareholder approval, the terms of which could have the effect of delaying or preventing a change in control of the Company. See "Description of Capital Stock."

DISCRETION IN USE OF PROCEEDS

     The Company intends to use approximately $58.9 million of the net proceeds from this offering to repay certain of its outstanding indebtedness. The remaining $37.1 million of the net proceeds from this offering will be added to the Company's working capital and will be available for general corporate purposes, including possible acquisitions. As of the date of this Prospectus, the Company cannot specify with certainty the particular uses for the net proceeds to be added to its working capital. Accordingly, management will have broad discretion in the application of such net proceeds. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

SUBORDINATION OF THE NOTES

     The Notes will be unsecured and subordinated in right of payment in full to all existing and future Senior Indebtedness of the Company. As a result of such subordination, in the event of the Company's liquidation or insolvency, payment default with respect to Senior Indebtedness, a covenant default with respect to Senior Indebtedness, or upon acceleration of the Notes due to an Event of Default (as defined herein), the assets of the Company will be available to pay obligations on the Notes only after all Senior Indebtedness has been paid in full, and there may not be sufficient assets remaining to pay amounts due on any or all of the Notes then outstanding. The Company may from time to time incur indebtedness constituting Senior Indebtedness. The Notes are also effectively subordinated in right of payment to all indebtedness and other liabilities, including trade payables, of the Company's subsidiaries. The Indenture does not prohibit or limit the incurrence of Senior Indebtedness or other indebtedness and other liabilities by the Company or its subsidiaries. The incurrence of additional indebtedness and other liabilities by the Company or its subsidiaries could adversely affect the Company's ability to pay its obligations on the Notes. In addition, the cash flow and ability of the Company to service debt, including the Notes, may in the future become dependent in part upon the earnings from the business conducted by the Company through subsidiaries and distribution of those earnings, or upon loans or other payments of funds by those subsidiaries to the Company. As of June 30, 1997, after giving effect to the issuance and sale of the Notes and the application of the net proceeds therefrom, the Company would have had $18.5 million of Senior Indebtedness outstanding, and the Company's subsidiaries would have had no indebtedness or other liabilities outstanding. See "Description of Notes -- Subordination."

LIMITATIONS ON REPURCHASE OF NOTES

     Upon a Change of Control, each holder of Notes will have the right, at the holder's option, to require the Company to repurchase all or a portion of such holder's Notes. If a Change of Control were to occur, there can be no assurance that the Company would have sufficient funds to pay the repurchase price for all Notes tendered by the holders thereof. In addition, the Company's repurchase of Notes as a result of the occurrence of a Change of Control may be prohibited or limited by, or create an Event of Default under, the terms of agreements related to borrowings which the Company may enter into from time to time, including agreements relating to Senior Indebtedness. The agreement relating to the Company's current Senior Indebtedness would limit the Company's ability to repurchase the Notes. See "Description of Notes -- Repurchase at Option of Holders Upon a Change of Control."

ABSENCE OF PUBLIC MARKET FOR THE NOTES

     The Notes will be a new issue of securities with no established trading market. The Underwriters have advised the Company that they intend to make a market in the Notes. The Underwriters are not obligated, however, to make a market in the Notes, and any such market making may be discontinued at any time at the sole discretion of the Underwriters without notice. There can be no assurance that an active market for the Notes will develop and continue upon completion of this offering or that the market price of the Notes will not decline. Various factors such as changes in prevailing interest rates or changes in perceptions of the Company's creditworthiness could cause the market price of the Notes to fluctuate significantly. The trading price of the Notes could also be significantly affected by the market price of the Common Stock, which could be subject to wide fluctuations in response to a variety of factors, including quarterly variations in operating results, announcements of technological innovations or new products by the Company or its competitors, general conditions in the industry and general economic and market conditions. The Notes will not be listed on any securities exchange or the Nasdaq Stock Market and will only be traded in the over-the-counter market.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the Notes offered hereby, after deducting the underwriting discount and the estimated expenses of this offering, will be $96.0 million ($110.5 million if the Underwriters' over-allotment option is exercised in full). The Company intends to use a part of the net proceeds to repay all outstanding indebtedness under the Company's Amended and Restated Revolving Credit and Reimbursement Agreement, dated July 29, 1995, as amended (the "Revolving Credit Facility"). At June 30, 1997, approximately $58.9 million of borrowings were outstanding under the Revolving Credit Facility and such borrowings bore interest at a weighted average interest rate of 7.6% per year at that date. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

     The remainder of the net proceeds will be added to the Company's working capital and will be available for general corporate purposes, including acquisitions. An important component of the Company's growth strategy is the ability to pursue acquisitions. The purpose of this offering is to provide the Company with increased financial flexibility to pursue acquisitions of other businesses that are consistent with the Company's growth strategy. The Company currently has no agreement, arrangement or understanding with respect to any acquisition. See "Risk Factors -- Acquisition Risks", "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Business -- Strategy."

     Pending use of the net proceeds from this offering as discussed above, the Company intends to make temporary investments in interest-bearing savings accounts, certificates of deposit, United States government obligations, money market accounts, interest bearing securities or other insured short-term, interest-bearing investments.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of March 31, 1997 on an actual basis and as adjusted to give effect to the issuance and sale of the Notes and the application of the net proceeds therefrom. See "Use of Proceeds." This table should be read in conjunction with the Consolidated Financial Statements and Notes included elsewhere in this Prospectus.

                                                                   MARCH 31, 1997
                                                              -------------------------
                                                               ACTUAL    AS ADJUSTED(1)
                                                              --------   --------------
                                                                   (IN THOUSANDS)
Revolving Credit Facility...................................  $ 62,856      $     --
Long-term obligations(2)....................................    17,769        17,769
6 3/4% Convertible Subordinated Notes due 2004..............        --       100,000
Shareholders' equity:
  Preferred Stock, $.10 par value; 15,000,000 shares
     authorized, no shares issued...........................        --            --
  Common Stock, $.01 par value; 50,000,000 shares
     authorized(3), 6,071,019 shares issued and outstanding
     and issued and outstanding as adjusted(4)..............        61            61
  Additional paid-in capital................................    21,260        21,260
  Retained earnings.........................................    29,552        29,552
                                                              --------      --------
          Total shareholders' equity........................    50,873        50,873
                                                              --------      --------
          Total capitalization..............................  $131,498      $168,642
                                                              ========      ========

---------------

(1) Adjusted to give effect to the issuance and sale of the Notes and the application of the estimated net proceeds therefrom. See "Use of Proceeds."
(2) Includes $6.1 million of capitalized lease obligations.
(3) Since March 31, 1997, the Company has increased the authorized Common Stock to 50,000,000 shares.
(4) Excludes (i) 261,550 shares of Common Stock issuable upon the exercise of options outstanding, which had a weighted average exercise price of $9.82 per share and (ii) 198,200 shares of Common Stock reserved for future issuance under the Company's Incentive Stock Option Plan (the "Plan"). Since March 31, 1997, the number of shares available for the issuance of options under the Plan has been increased to 1,500,000 and the Company has granted options to purchase an additional 479,500 shares of its Common Stock under the Plan. See "Description of Capital Stock."

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The balance sheet data as of December 31, 1995 and 1996 and the statement of earnings data for each of the three years in the period ending December 31, 1996 have been derived from the Company's Consolidated Financial Statements for such years, which have been audited by Grant Thornton LLP, independent certified public accountants, and are included elsewhere in this Prospectus. The balance sheet data as of December 31, 1992, 1993 and 1994 and the statement of earnings data for each of the two years in the period ended December 31, 1993 have been derived from the Company's Consolidated Financial Statements, which were audited by Grant Thornton LLP and which are not included herein. The selected consolidated financial information set forth below for the three months ended March 31, 1996 and 1997 have been derived from the unaudited financial statements of the Company and includes all adjustments the Company considers necessary for a fair presentation of results of operations for the periods presented. Operating results for the three months ending March 31, 1997 are not necessarily indicative of the results which may be expected for the full year ended December 31, 1997. The selected consolidated financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus.

                                                                                            THREE MONTHS ENDED
                                                    YEAR ENDED DECEMBER 31,                      MARCH 31,
                                       -------------------------------------------------   ---------------------
                                        1992      1993      1994       1995       1996      1996        1997
                                       -------   -------   -------   --------   --------   -------   -----------
                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA AND RATIOS)
STATEMENT OF EARNINGS DATA:
Net Sales:
  Reptron Distribution...............  $48,872   $71,346   $96,003   $140,146   $168,279   $42,349     $47,368
  K-Byte Manufacturing...............   34,541    55,661    68,002     83,198    100,658    24,202      28,883
                                       -------   -------   -------   --------   --------   -------     -------
         Total net sales.............   83,413   127,007   164,005    223,344    268,937    66,551      76,251
                                       =======   =======   =======   ========   ========   =======     =======
Gross Profit:
  Reptron Distribution...............    9,968    15,245    18,780     27,500     34,364     8,111       8,732
  K-Byte Manufacturing...............    4,613     9,023    11,431     12,663     17,485     3,871       5,340
                                       -------   -------   -------   --------   --------   -------     -------
         Total gross profit..........   14,581    24,268    30,211     40,163     51,849    11,982      14,072
Selling, general and administrative
  expenses...........................   11,217    16,455    19,051     26,586     35,023     8,348       9,250
                                       -------   -------   -------   --------   --------   -------     -------
Operating income.....................    3,364     7,813    11,160     13,577     16,826     3,634       4,822
Interest expense.....................    1,363     1,811     1,474      2,767      4,025     1,102       1,228
                                       -------   -------   -------   --------   --------   -------     -------
Earnings before income taxes.........    2,001     6,002     9,686     10,810     12,801     2,532       3,594
Income tax provision.................      807     2,400     3,823      4,324      5,148     1,013       1,438
                                       -------   -------   -------   --------   --------   -------     -------
Net earnings.........................    1,194     3,602     5,863      6,486      7,653     1,519       2,156
                                       =======   =======   =======   ========   ========   =======     =======
Net earnings per share...............      .27       .81      1.03       1.05       1.24       .25         .35
                                       =======   =======   =======   ========   ========   =======     =======
Weighted average Common Stock
  equivalent shares outstanding......    4,442     4,442     5,714      6,170      6,179     6,168       6,207
                                       =======   =======   =======   ========   ========   =======     =======
EBITDA(1)............................  $ 4,115   $ 8,927   $12,549   $ 16,039   $ 20,464   $ 4,319     $ 5,853
                                       =======   =======   =======   ========   ========   =======     =======
Ratio of earnings to fixed
  charges(2).........................    2.47x     4.31x     7.57x      4.66x      3.56x     2.89x       3.46x
                                       =======   =======   =======   ========   ========   =======     =======

                                                          DECEMBER 31,                        MARCH 31, 1997
                                         -----------------------------------------------   ---------------------
                                          1992      1993      1994      1995      1996     ACTUAL    ADJUSTED(3)
                                         -------   -------   -------   -------   -------   -------   -----------
                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
BALANCE SHEET DATA:
Working capital........................  $15,660   $28,328   $40,490   $75,629   $77,231   $88,194    $121,338
Total assets...........................   30,710    51,917    70,073   133,738   138,632   157,470     194,614
Revolving Credit Facility..............   13,575    24,042    16,491    52,133    48,550    62,856          --
Long-term obligations..................    2,188     4,755     4,307    12,977    18,795    17,769      17,769
6 3/4% Convertible Subordinated Notes
  due 2004.............................       --        --        --        --        --        --     100,000
Shareholders' equity...................    3,834     7,436    34,415    40,948    48,690    50,873      50,873

---------------

(1) EBITDA represents earnings before interest, income taxes, depreciation and amortization. EBITDA is not presented as an alternative measure of net income or cash flow from operations (both as determined in accordance with generally accepted accounting principles), but because it is an accepted financial indicator of a company's ability to service debt.
(2) The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. For this purpose, "earnings" include pretax income from continuing operations plus fixed charges. "Fixed charges" include interest, whether expensed or capitalized, amortization of debt expense and the portion of rental expense that is representative of the interest factor in these rentals.
(3) Adjusted to give effect to the issuance and sale of the Notes and the application of the estimated net proceeds therefrom. See "Use of Proceeds."

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following should be read in conjunction with the Consolidated Financial Statements, including the notes thereto, included elsewhere in this Prospectus.

GENERAL

     The Company has grown rapidly through the implementation of its strategy of integrating value-added distribution services with contract manufacturing. Since the acquisition of K-Byte Manufacturing in 1986, the Company's net sales have increased from approximately $25 million to approximately $269 million in 1996. The Company has also focused on improving its operating margin through such measures as: (i) shifting Reptron Distribution's business mix from standard component sales to higher margin value-added services, which now represent 35% of its net sales; (ii) continuing to increase the number of customers using both of the Company's distribution and contract manufacturing services, thereby lowering overall selling expenses; (iii) investing in facilities technology in order to improve efficiencies; and (iv) creating a telemarketing operation to more efficiently access smaller volume customers.

     K-Byte Manufacturing offers contract manufacturing services to its customers on a turnkey basis pursuant to customer designs. In turnkey contracts, K-Byte Manufacturing purchases the electronic components and other material used in assembly and charges for these items in addition to its labor and manufacturing costs. For strategic reasons, K-Byte Manufacturing does not pursue consignment business in which the customer supplies the product material and pays only for labor and manufacturing costs. The Company believes that by retaining total responsibility for material procurement it can achieve greater control of the manufacturing process and can leverage the strengths of Reptron Distribution. The marketing cycle for K-Byte Manufacturing engagements tends to span six to twelve months and the start-up phase typically spans another six months. During start-up, significant investments are made by K-Byte Manufacturing and its customers to prepare for the successful launch of the contract manufacturing engagement. K-Byte Manufacturing's contracts with customers address the customers' obligations relative to cancellation, component price increases, engineering change notices, inventory (stores, work-in-process and vendor stock) and payment terms.

     In 1995, in order to expand Reptron's geographic presence, the Company acquired substantially all of the assets and certain liabilities of Cronin Electronics, Inc. and the electronic components distribution business of Western Micro Technology, Inc. (collectively, the "1995 Acquisitions"). The 1995 Acquisitions, which were accounted for using the purchase method, involved a total consideration of $19.5 million, consisting of $12.6 million in cash and the balance in assumed liabilities. These acquisitions accounted for approximately $30.4 million of 1996 total net sales. The 1995 Acquisitions and the opening of an additional sales office enable Reptron Distribution to market to 83% of the total available U.S. market for electronic components (based upon 1996 industry sales) compared to approximately 30% prior to these acquisitions.

     In December 1995, the Company also created a division devoted solely to selling memory modules. This division sells memory modules primarily to computer integrators and value-added resellers, a customer base not historically served by Reptron Distribution. Sales in this market segment are generally characterized by lower gross margins and lower selling, general and administrative expenses than other sales generated by Reptron Distribution. Sales from this division have increased rapidly and accounted for 10.2% and 8.6% of Reptron Distribution's net sales in 1996 and the first quarter of 1997, respectively (6.4% and 5.3% of the Company's total net sales in 1996 and the first quarter of 1997, respectively).

     Sales for Reptron Distribution and K-Byte Manufacturing are recognized upon shipment, except for sales from in-plant stores. Sales from in-plant stores are recognized when a customer removes a product from the Company's in-plant inventory. Sales from in-plant stores represented 19.8% and 18.6% of Reptron Distribution's and 11.2% and 4.4% of K-Byte Manufacturing's 1996 and first quarter of 1997 net sales, respectively (16.6% and 13.2% of the Company's total net sales in 1996 and first quarter of 1997, respectively). In-plant inventories are tracked using bar-code labeling technology or frequent inventory counts. Cost of sales for

Reptron Distribution includes only the cost of materials (electronic components). Cost of sales for K-Byte Manufacturing includes the cost of materials, labor and manufacturing overhead.

     The Company has centralized many of its operations, including finance, accounting, credit and collections, MIS, human resources and senior management. These functions are performed by personnel in the corporate headquarters in Tampa, who serve both divisions of the Company. Certain economic and integration benefits are realized by centralizing these functions, allowing each division to concentrate on its core business and focus on serving customers without being distracted by administrative issues. The Company believes that through this centralization, it can better control overhead expenses and spread the costs of centralized functions over a larger sales base and thereby increase profitability.

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, the percentage of the Company's total net sales represented by each line item presented, except for Reptron Distribution and K-Byte Manufacturing gross profit, which is presented as a percentage of net sales of the respective segments.

                                                                                     THREE MONTHS
                                                                  YEAR ENDED             ENDED
                                                                 DECEMBER 31,          MARCH 31,
                                                             ---------------------   -------------
                                                             1994    1995    1996    1996    1997
                                                             -----   -----   -----   -----   -----
Net Sales:
  Reptron Distribution.....................................   58.5%   62.7%   62.6%   63.6%   62.1%
  K-Byte Manufacturing.....................................   41.5    37.3    37.4    36.4    37.9
                                                             -----   -----   -----   -----   -----
          Total net sales..................................  100.0   100.0   100.0   100.0   100.0
                                                             =====   =====   =====   =====   =====
Gross Profit:
  Reptron Distribution.....................................   19.6    19.6    20.4    19.2    18.4
                                                             =====   =====   =====   =====   =====
  K-Byte Manufacturing.....................................   16.8    15.2    17.4    16.0    18.5
                                                             =====   =====   =====   =====   =====
          Total gross profit...............................   18.4    18.0    19.3    18.0    18.5
Selling, general and administrative expenses...............   11.6    11.9    13.0    12.5    12.1
                                                             -----   -----   -----   -----   -----
Operating income...........................................    6.8     6.1     6.3     5.5     6.4
Interest expense...........................................    0.9     1.2     1.5     1.7     1.6
                                                             -----   -----   -----   -----   -----
Earnings before income taxes...............................    5.9     4.9     4.8     3.8     4.8
Income tax provision.......................................    2.3     2.0     2.0     1.5     1.9
                                                             -----   -----   -----   -----   -----
          Net earnings.....................................    3.6%    2.9%    2.8%    2.3%    2.9%
                                                             =====   =====   =====   =====   =====

  THREE MONTHS ENDED MARCH 31, 1997 COMPARED TO THREE MONTHS ENDED MARCH 31,
1996

     Net Sales. Total first quarter net sales increased $9.7 million, or 14.6%, from $66.6 million in the first quarter of 1996 to $76.3 million in the first quarter of 1997.

     Reptron Distribution first quarter net sales increased $5.0 million, or 11.9%, from $42.4 million in the first quarter of 1996 to $47.4 million in the first quarter of 1997. Sales to the largest customer of the Company, Tellabs, Inc., accounted for approximately $2.7 million of the increase in first quarter 1997 net sales. Tellabs, Inc. is a customer of both Reptron Distribution and K-Byte Manufacturing and represented approximately 15.4% of Reptron Distribution first quarter 1997 net sales (10.8% of total Company net sales). Sales from the memory module division accounted for approximately $760,000 of the increase in first quarter 1997 net sales. The balance of the increase in first quarter 1997 net sales was generated by the remainder of the Reptron Distribution sales offices. The highest volume sales office accounted for approximately 21.5% of Reptron Distribution net sales. Sales of semiconductors accounted for 75.1% of first quarter Reptron Distribution net sales, with the remaining sales generated from passive components (19.4%) and electromechanical products (5.5%).

     K-Byte Manufacturing net sales increased $4.7 million, or 19.3%, from $24.2 million in the first quarter of 1996 to $28.9 million in the first quarter of 1997. Sales to new customers accounted for a $6.6 million increase in net sales over the first quarter of 1996. This increase was partially offset by an intentional $1.4 million decrease in sales volume to a financially troubled customer. Net sales from the remaining active K-Byte Manufacturing customers varied based on differing customer requirements during these time periods. The largest K-Byte Manufacturing customer accounted for approximately 14.7% of division net sales (5.6% of total net sales). No other customer represented more than 9.5% of division net sales. Sales from the Tampa, Florida manufacturing facility accounted for approximately 58.0% of K-Byte Manufacturing net sales. The Gaylord, Michigan manufacturing facility generated approximately 38.2% of K-Byte Manufacturing net sales with the remaining net sales originating from the Saline, Michigan location.

     Gross Profit. Total first quarter gross profit increased $2.1 million, or 17.4%, from $12.0 million in the first quarter of 1996 to $14.1 million in the first quarter of 1997. The gross margin of the Company increased from 18.0% in the first quarter of 1996 to 18.5% in the first quarter of 1997.

     Reptron Distribution first quarter gross profit increased $621,000, or 7.7%, from $8.1 million in the first quarter of 1996 to $8.7 million in the first quarter of 1997. The gross margin decreased from 19.2% in the first quarter of 1996 to 18.4% in the first quarter of 1997. Sales of a specific ASIC component to the Company's largest customer, Tellabs, Inc., resulted in lowering the first quarter 1997 gross margin. Additionally, the increase in lower margin sales from the memory module division as a percentage of total Reptron Distribution net sales, from 7.8% in the first quarter of 1996 to 8.6% in the first quarter of 1997, contributed to the decrease in first quarter 1997 gross margin.

     K-Byte Manufacturing gross profit increased $1.4 million, or 38.0%, from $3.9 million in the first quarter of 1996 to $5.3 million in the first quarter of 1997 and its gross margin increased from 16.0% in the first quarter of 1996 to 18.5% in the first quarter of 1997. This increase is primarily attributable to the efficiencies of fixed overhead costs being spread over a larger revenue base and a favorable mix of business in the first quarter of 1997.

     Selling, General and Administrative Expense. Selling, general and administrative expenses increased $900,000, or 10.8%, from $8.3 million in the first quarter of 1996 to $9.2 million in the first quarter of 1997. These expenses, as a percentage of net sales, decreased from 12.5% in the first quarter of 1996 to 12.1% in the first quarter of 1997.

     Interest Expense. Interest expense increased $126,000, or 11.4%, from $1.1 million in the first quarter of 1996 to $1.2 million in the first quarter of 1997 as a result of higher levels of average outstanding debt. The Company's current assets have increased to support the 14.6% increase in net sales. The increases in current assets were financed through the bank credit line.

  1996 COMPARED TO 1995

     Net Sales. Total net sales increased $45.6 million, or 20.4%, from $223.3 million in 1995 to $268.9 million in 1996.

     Reptron Distribution net sales increased $28.2 million, or 20.1%, from $140.1 million in 1995 to $168.3 million in 1996. The memory module division, established in December 1995, accounted for approximately $17.2 million of the increase in net sales in 1996. Approximately $7.0 million of the increase in net sales in 1996 was attributable to the 1995 Acquisitions. In addition, approximately $3.2 million of the increase in 1996 net sales was attributable to net sales from sales offices with greater than twelve months of sales history. The remainder of the net sales increase, approximately $800,000, was generated by a new sales office.

     Sales of semiconductors, passive components and electromechanical components accounted for 74.8%, 20.2% and 5.0%, respectively, of Reptron Distribution's 1996 net sales. The percentage of net sales derived from semiconductor sales increased from 73.8% in 1995, primarily as a result of sales generated by the memory module division, established in December 1995. Sales generated from the top four vendors accounted for approximately $63.0 million, or 37.5% of Reptron Distribution's 1996 net sales.

     K-Byte Manufacturing net sales increased $17.5 million, or 21.0%, from $83.2 million in 1995 to $100.7 million in 1996. Approximately $13.0 million of the increase in net sales was generated by the previously existing K-Byte Manufacturing customer base. The remainder of the increase in net sales, approximately $4.5 million, was generated by sales to new customers.

     Gross Profit. Total gross profit increased $11.6 million, or 29.1%, from $40.2 million in 1995 to $51.8 million in 1996. Gross margin increased from 18.0% in 1995 to 19.3% in 1996.

     Reptron Distribution's gross profit increased $6.9 million, or 25.0%, from $27.5 million in 1995 to $34.4 million in 1996 and the gross margin increased from 19.6% in 1995 to 20.4% in 1996. The increase in gross margin in 1996 was primarily the result of an increase in the percentage of sales that were generated from Reptron Distribution's value-added services. Value-added sales generally have higher gross margins than traditional electronic component sales. The increase in gross margin was generated despite the negative impact of lower margin sales generated by the memory module division.

     K-Byte Manufacturing's gross profit increased $4.8 million, or 38.1%, from $12.7 million in 1995 to $17.5 million in 1996. Gross margin increased from 15.2% in 1995 to 17.4% in 1996. Price reductions for many types of electronic components used by K-Byte Manufacturing helped improve the gross margin. In addition, the increase in net sales has resulted in spreading overhead cost over a larger sales base, allowing for higher gross margins.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $8.4 million, or 31.7%, from $26.6 million in 1995 to $35.0 million in 1996. These expenses, as a percentage of net sales, increased from 11.9% in 1995 to 13.0% in 1996. Increases in K-Byte Manufacturing support staff required to manage the increased sales activity accounted for approximately $3.1 million of the increase in selling, general and administrative expenses in 1996. The 1995 Acquisitions accounted for approximately $2.6 million of the increase and the remainder of the increase resulted from higher variable costs associated with the increase in Reptron Distribution's net sales.

     Interest Expense. Interest expense increased $1.2 million, or 45.5%, from $2.8 million in 1995 to $4.0 million in 1996. This increase resulted from a 46.7% increase in the average borrowings outstanding under the Revolving Credit Facility, from $34.3 million in 1995 to $50.3 million in 1996. The increased borrowings were used to fund higher working capital needs.

  1995 COMPARED TO 1994

     Net Sales. Total net sales increased $59.3 million, or 36.2%, from $164.0 million in 1994 to $223.3 million in 1995.

     Reptron Distribution's net sales increased $44.1 million, or 46.0%, from $96.0 million in 1994 to $140.1 million in 1995. Net sales generated from the 1995 Acquisitions, which were consummated in March and July 1995, accounted for approximately $20.1 million of the increase in net sales. The remainder of the net sales increase (approximately $24.0 million, or 25.0%, over 1994 net sales) was generated by the previously established offices of Reptron Distribution.

     Sales of semiconductors, passive components and electromechnical components accounted for 73.8%, 21.0% and 5.2%, respectively, of Reptron Distribution's 1995 net sales. The percentage of 1995 net sales generated by semiconductor sales increased in the second half of 1995 primarily as a result of the acquisition of the electronic component distribution division of Western Micro Technology, Inc., which generated all of its net sales from semiconductor sales prior to its acquisition by the Company. Sales generated from the top five vendors increased $39.3 million in 1995. Sales from new vendor lines accounted for $9.0 million of Reptron Distribution's 1995 net sales.

     K-Byte Manufacturing's net sales increased $15.2 million, or 22.3%, from $68.0 million in 1994 to $83.2 million in 1995. Sales to four major new customers accounted for approximately $21.1 million of increased sales in 1995. These increases were partially offset by the intentional reduction in sales of approximately $3.0 million to a financially troubled customer. The remainder of the change in net sales resulted from differing customer requirements in 1995.

     Gross Profit. Total gross profit increased $10.0 million, or 32.9%, from $30.2 million in 1994 to $40.2 million in 1995. Gross margin decreased from 18.4% in 1994 to 18.0% in 1995.

     Reptron Distribution's gross profit increased $8.7 million, or 46.4%, from $18.8 million in 1994 to $27.5 million in 1995 and gross margin remained unchanged at 19.6% in both 1994 and 1995.

     K-Byte Manufacturing's gross profit increased $1.2 million, or 10.8%, from $11.4 million in 1994 to $12.7 million in 1995. Gross margin decreased from 16.8% in 1994 to 15.2% in 1995. The decrease in K-Byte Manufacturing's gross margin resulted primarily from a change in the mix of business and reflected competitive market conditions.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $7.5 million, or 39.6%, from $19.1 million in 1994 to $26.6 million in 1995. These expenses, as a percentage of net sales, increased from 11.6% in 1994 to 11.9% in 1995. The 1995 Acquisitions accounted for approximately $3.5 million of the increase in selling, general and administrative expenses. The remainder of the increase resulted from higher variable costs associated with the increase in net sales.

     Interest Expense. Interest expense increased $1.3 million, or 87.7%, from $1.5 million in 1994 to $2.8 million in 1995. This increase primarily resulted from a 69.3% increase in the average borrowings outstanding under the Revolving Credit Facility from $20.3 million in 1994 to $34.3 million in 1995. The increased borrowings were used primarily to finance the 1995 Acquisitions.

QUARTERLY RESULTS OF OPERATIONS AND SEASONALITY

     The following table presents unaudited quarterly operating results for the Company for each of the four quarters in both 1995 and 1996 and the first quarter of 1997. In the opinion of management, this information has been prepared on the same basis as the audited Consolidated Financial Statements included in this Prospectus and includes all adjustments (consisting of only normal recurring accruals) that management considers necessary for a fair presentation of the results for such periods. Such quarterly results are not necessarily indicative of the results of operations for any future period. In 1996, the industry experienced significant reductions in the pricing of many types of semiconductors, including most memory products (DRAM and SRAM). Although the Company's unit volume sales of such memory products increased throughout 1996, the effect of such price reductions caused reduced revenue growth in the first three quarters of 1996.

                                                                          QUARTERS ENDED
                                   ---------------------------------------------------------------------------------------------
                                                     1995                                       1996                      1997
                                   ----------------------------------------   ----------------------------------------   -------
                                    MARCH     JUNE     SEPTEMBER   DECEMBER    MARCH     JUNE     SEPTEMBER   DECEMBER    MARCH
                                     31,       30,        30,        31,        31,       30,        30,        31,        31,
                                   -------   -------   ---------   --------   -------   -------   ---------   --------   -------
                                                             (IN THOUSANDS, EXCEPT FOR PER SHARE DATA)
Net sales........................  $43,076   $52,873    $59,492    $67,903    $66,551   $66,092    $65,953    $70,341    $76,251
Gross profit.....................    8,171     9,515     10,729     11,748     11,982    13,199     12,594     14,074     14,072
Operating income.................    2,949     3,523      3,692      3,413      3,936     4,183      4,200      4,507      4,822
Net earnings.....................    1,511     1,778      1,713      1,484      1,519     1,905      2,017      2,212      2,156
Net earnings per share...........     0.25      0.29       0.28       0.24       0.25      0.31       0.33       0.36       0.35

LIQUIDITY AND CAPITAL RESOURCES

     Since its inception, the Company has primarily financed its operations through bank credit lines, capital equipment leases and short-term financing through supplier credit lines. Additionally, on April 5, 1994, the Company received net proceeds totaling $21.1 million from its initial public offering, which were used to repay borrowings outstanding under the Revolving Credit Facility.

     Pursuant to the Company's Revolving Credit Facility, four lenders have made available to the Company a $63.8 million revolving credit facility through June 30, 1999. The lenders may advance funds to the Company pursuant to two types of loans, each of which bears a separate rate of interest. As long as the Company is not in default under the Revolving Credit Facility, and upon notice to the lender, the Company may convert advances from one type of loan to the other. Interest rates on borrowings outstanding under the Revolving Credit Facility ranged from 7.56% to 8.50% as of June 30, 1997. Borrowings under the Revolving Credit Facility are collateralized by all of the Company's inventory and accounts receivable. The Revolving Credit Facility contains certain financial covenants, including requiring the Company to maintain a minimum tangible net worth, maintain various financial ratios and limit the amount of capital expenditures. In addition, the Revolving Credit Facility requires the financial institutions' approval of annual dividends in excess of the lesser of $1,000,000 or 25% of net earnings, thereby restricting the distribution of the retained earnings of the Company. The Company was in compliance with all financial covenants as of June 30, 1997.

     The Company has entered into various capital lease transactions with several leasing companies to finance capital expenditures, primarily for K-Byte Manufacturing. These leases had an aggregate balance outstanding of $6.5 million as of December 31, 1996. The leases bear interest at rates ranging from 7.4% to 11.1% and expire on various dates through December 2001.

     The Company's operating activities used cash of approximately $10.6 million in the first quarter of 1997. This decrease in liquidity resulted primarily from an increase in accounts receivable of $7.6 million and an increase in inventories of $6.8 million. These items were offset by a $4.0 million increase in accounts payable. The Company's accounts receivable collections averaged 52.5 days as of March 31, 1997. Reptron Distribution averaged 5.2 inventory turns in the first quarter of 1997 while K-Byte Manufacturing averaged 3.9 inventory turns during this period. K-Byte Manufacturing's inventory turns have been negatively impacted by the complex process associated with integrating ten new customers, representing over 290 different circuit board assemblies into the Tampa manufacturing plant.

     The Company's capital expenditures, including capital leases, were approximately $8.0 million in 1994, $10.2 million in 1995, $12.8 million in 1996 and $3.2 million in the first quarter of 1997. In 1994, the Company purchased its corporate headquarters building in Tampa, Florida and a 336-acre parcel adjacent to its headquarters for construction of its manufacturing and warehouse facility. These items accounted for approximately $4.0 million of the 1994 capital expenditures total. In 1995, the Company added 22,000 square feet to its K-Byte Manufacturing facility in Gaylord, Michigan and initiated construction on a 150,000 square-foot building adjacent to the corporate headquarters in Tampa, Florida. This building is used as the main warehouse for Reptron Distribution and the Tampa K-Byte Manufacturing facility. These items accounted for approximately $3.0 million of the 1995 capital expenditures total. The continuing construction of the 150,000 square-foot building accounted for approximately $5.9 million of the 1996 capital expenditures. Reptron Distribution warehouse equipment represented approximately $750,000 of the 1996 total capital expenditures. The remainder of the capital expenditures in years 1994 through 1996 were primarily for the acquisition of manufacturing equipment for use in K-Byte Manufacturing. Capital expenditures during the years 1994 through 1996 were funded through cash flow from operations, capital leases and borrowings under the Revolving Credit Facility. In the first quarter of 1997, the Company's capital expenditures were primarily for the acquisition of manufacturing equipment and were funded with borrowings under the Revolving Credit Facility. The Company expects that capital expenditures for the balance of 1997 will approximate $6.0 million primarily for machinery and equipment for K-Byte Manufacturing and renovation of corporate headquarters.

     The 1995 Acquisitions were financed through a combination of cash and the assumption of specified liabilities. Of the approximately $19.5 million total consideration, approximately $12.6 million was paid in cash with the remainder in the form of assumption of specified liabilities. The cash payments were funded with borrowings under the Revolving Credit Facility.

     The Company pays for its purchases from foreign sources, including Japanese manufacturers, in U.S. dollars, which reduces the adverse effects of currency fluctuations. The Company has not experienced a substantial adverse effect from currency fluctuations.

     After the application of the net proceeds of this offering as described in "Use of Proceeds," the Company believes that cash generated from operations and amounts available under the Revolving Credit Facility will be sufficient for the Company to meet its capital expenditures and working capital needs for its operations as presently conducted for the foreseeable future. The Company's growth strategy includes growth through acquisitions. The net proceeds of this offering, together with cash generated from operations, may not be adequate to finance such acquisitions and the Company may be required to seek additional financing. See "Acquisition Risks." Although the Company intends to seek an increase in its Revolving Credit Facility, there can be no assurance that it will be able to obtain such an increase. See "Use of Proceeds." Further, there can be no assurance that other financing would be available in amounts and on terms acceptable to the Company.

                                    BUSINESS

GENERAL

     The Company is a leading integrated electronics company providing both value-added distribution of electronic components and targeted contract manufacturing services through its two divisions, Reptron Distribution and K-Byte Manufacturing. The two divisions are complementary, enabling the Company to provide customers with a wide range of products and value-added services, as well as a single source for their product, material, assembly and test requirements. Approximately 44% of the Company's 1996 net sales were generated by customers utilizing the services of both divisions. The Company believes that its integrated approach to manufacturing and distribution distinguishes it in the electronics industry, provides a high level of value to its customer base and enables it to obtain sole source relationships with an increasing number of its customers. As a result of the successful implementation of the Company's business strategy, it has increased net sales from approximately $83.4 million in 1992 to $268.9 million in 1996 and net earnings from $1.2 million in 1992 to $7.7 million in 1996.

INDUSTRY OVERVIEW

     Distribution. Most manufacturers of electronics components rely on independent distributors, such as the Company, to extend their marketing operations. As a stocking, marketing and financial intermediary, a distributor relieves the manufacturer of part of the costs associated with the stocking and selling of their products, including otherwise potentially sizeable investments in inventories, accounts receivable and personnel. At the same time, the distributor offers to a broad range of customers the convenience of diverse inventory, flexible deliveries and a wide range of value-added services to help manage material requirements. The growth of the electronics component distribution industry has been fueled by the growing number of electronic component manufacturers that view their distributors as essential extensions of their marketing organizations and by customers who recognize the value that distributors add to the total material procurement process. According to NEDA, the total North American electronics distribution market grew from $10.2 billion in revenue in 1992 to $21.0 billion in 1996 and is projected to grow to $23.6 billion in 1997.

     Two important trends have developed recently in the U.S. electronic components distribution industry. First, manufacturers of electronic components are reducing the number of distributors who are authorized to sell their products. This trend is the result of the need for electronic component manufacturers to reduce their operating costs. Engaging a smaller number of distributors allows the manufacturer to reduce support staff. Accordingly, the reduced number of authorized distributors must be able to service the majority of the total available U.S. market in order to allow the manufacturer to reduce its distributor base without losing significant market share.

     A second trend in the industry is for an increasing percentage of distribution sales being associated with value-added services. This trend is the result of the need for OEMs to reduce their operating costs. By interacting with distributors through the use of in-plant stores, automated inventory replenishment systems utilizing EDI and outsourcing of product assembly, among other actions, OEMs may reduce their total materials acquisition cost. The distributor assumes a larger role in the management of the supply chain in these types of engagements.

     Contract Manufacturing. The basis for the development of the contract manufacturing industry in recent years has been the increasing reliance of OEMs on contract manufacturing specialists such as the Company for the manufacture of printed circuit board assemblies. As a result of outsourcing manufacturing services, the contract manufacturing industry in the U.S. grew from $6.3 billion in 1992 to $14.5 billion in 1996, a compound annual rate of 23.2%. Based on IPC estimates, the U.S. contract manufacturing industry has expanded and will expand at a 21% compound annual growth rate from 1995 through 2000. Some of the advantages OEMs receive as a result of outsourcing are:

        - Reduced Time to Market. Because of the intense competitive pressures and rapidly progressing technology in the electronics industry, OEMs are faced with increasingly short product life-cycles and therefore have a growing need to reduce the time required to bring a product to market.

         OEMs can reduce their time to market by using a contract manufacturer's established manufacturing expertise and infrastructure.

        - Minimized Capital Investment. As electronic products have become more technologically advanced, the manufacturing process has become increasingly automated and highly intricate, and manufacturers have had to invest in new capital equipment at an accelerated rate. Contract manufacturing specialists enable OEMs to gain access to advanced manufacturing facilities and equipment, thereby reducing their overall capital equipment requirements.

        - Focused Resources. Because the electronics industry is experiencing greater levels of competition and more rapid technological change, many OEMs increasingly seek to focus their resources on activities and technologies that add greater value. By offering turnkey manufacturing services and comprehensive electronic assembly, contract manufacturing specialists permit OEMs to focus on their core business activities, such as product development, marketing and distribution.

        - Access to Leading Edge Manufacturing Technology. Electronic products and electronics manufacturing technology have become increasingly sophisticated and complex. OEMs desire to work with contract manufacturing specialists in order to gain access to their technological expertise in process development and control.

        - Improved Inventory Management and Purchasing Power. Electronics industry OEMs are faced with increasing difficulties in planning, procuring and managing their inventories efficiently due to frequent design changes, short product life-cycles, large investments in electronic components, component price fluctuations and the need to achieve economies of scale in materials procurement. OEMs can reduce production costs by using a contract manufacturing specialist's volume procurement capabilities and expertise in inventory management. By utilizing a contract manufacturing specialist, OEMs frequently can better manage inventory costs and increase their return on assets.

     The increasing cost of automated equipment used in the industry, the working capital requirements relating to inventory and the additional services that contract manufacturers are providing make it more difficult for smaller contract manufacturers and start-up companies to compete with the services provided by larger, well-capitalized companies. Additionally, the purchasing power generated by the volumes of material purchased by larger contract manufacturers makes it difficult for smaller manufacturers to be price competitive. The Company believes that these factors are driving consolidation in the industry and may provide opportunities for growth through acquisitions.

STRATEGY

     The Company's principal business objective is to expand its presence as a leading integrated electronics distributor and contract manufacturer. In order to implement its objective, the Company has formulated a strategy based upon the following key elements:

        - Continue to Capitalize on the Benefits of Integration. The Company operates as an integrated electronics company that provides value-added distribution of electronic components and targeted contract manufacturing services. Reptron Distribution emphasizes its value-added services as a method to lower the customer's total material acquisition costs. The Company believes that K-Byte Manufacturing provides Reptron Distribution with a significant advantage over its major competitors that lack in-house contract manufacturing operations by broadening the selection of products and services that can be offered to Reptron Distribution's customers. Similarly, Reptron Distribution provides K-Byte Manufacturing with advantages over other contract manufacturers because of its access to Reptron Distribution's field sales force, large customer base and expertise in component purchasing. Of K-Byte Manufacturing's 36 customers in 1996, 32 are also Reptron Distribution customers.

        - Increase Sales from Value-Added Services. The Company seeks to enhance sales by providing value-added services. Reptron Distribution has developed a comprehensive value-added service offering which includes inventory control programs (e.g., bonded, consigned, just-in-time), in-plant stores, automated inventory replenishment systems utilizing EDI technology, component programming, custom display integration and contract manufacturing (through K-Byte Manufacturing). These value-added programs allow the OEMs to reduce their total acquisition costs for materials. An increasing percentage of industry sales are being generated from value-added engagements and management believes the Company is well positioned to capitalize on this trend. In 1996, and in the first quarter of 1997, approximately 35% of Reptron Distribution sales were generated through value-added services.

        - Target Manufacturing Customers in Specific Market Segments. The Company follows a well-defined strategy in its contract manufacturing business. K-Byte Manufacturing focuses on complex assemblies in low-to-medium volumes for commercial and industrial customers. Additionally, the Company seeks customers that will utilize K-Byte Manufacturing's ability to assemble customers' products by integrating printed circuit board assemblies into other elements of the customers' products (sometimes referred to as total "box build"). The Company also seeks customer relationships in which K-Byte Manufacturing is the primary source and avoids engagements requiring an overflow supplier. K-Byte Manufacturing targets customers in a variety of industries to establish a diversity among customers and industries served.

        - Leverage Investments Made in its Manufacturing Facilities. The Company has invested in facilities that will allow it to expand its business. The Company believes its combined manufacturing facilities can accommodate the equipment and infrastructure capable of generating approximately $225 million in annual contract manufacturing net sales based on the types of business currently transacted by K-Byte Manufacturing. K-Byte Manufacturing's sales totaled approximately $101 million in 1996 and, consequently, there is substantial capacity to support K-Byte Manufacturing's future sales growth. Management believes that significant opportunities exist for additional business from present and new customers which will utilize the fixed investment already made in these facilities.

        - Expand Through Acquisitions and Internal Growth. The Company seeks to expand its operations into geographic areas that it currently does not serve and to increase its presence in existing markets. Reptron Distribution currently serves approximately 83% of the total available U.S. market (based upon 1996 industry sales). However, the Company believes that significant opportunities exist to expand its business in existing regions and into new regions either by acquiring distributors in these markets or by opening new sales offices. The Company is actively pursuing acquisition opportunities for Reptron Distribution for the purpose of increasing its geographic coverage and increasing its penetration in existing markets served. Additionally, the Company intends to expand K-Byte Manufacturing within the Company's western region to better capture contract manufacturing opportunities in that area.

REPTRON DISTRIBUTION

     The Company was founded in 1973 in Detroit as a distributor of electronic components. From 1973 through 1989, the Company expanded by opening nine sales offices in the midwestern and southeastern U.S. Additional expansion has been generated through a series of acquisitions:

        - In 1993, the Company acquired a distributor with offices in Philadelphia, Pennsylvania and Baltimore, Maryland.

        - In 1995, the Company acquired a distributor (Cronin Electronics) with offices in Boston, Massachusetts and Hartford, Connecticut.

        - In 1995, the Company acquired the electronic component distribution business of Western Micro Technology, Inc. with offices in Boston, Massachusetts; Irvine, Los Angeles, San Diego and San Jose, California; Portland, Oregon; and Seattle, Washington.

     Reptron Distribution now operates from 20 sales offices that allow the Company to market to approximately 83% of the total available electronic components market in the U.S.

     Products. Reptron Distribution represents over 60 vendor lines and distributes more than 35,000 separate items. The products that the Company distributes can be broadly divided into three main groups: semiconductors, passive products and electromechanical components.

     Semiconductors accounted for approximately 75% of Reptron Distribution's net sales in both 1996 and the first quarter of 1997, respectively. Reptron Distribution's product offering includes application specific integrated circuits ("ASICs"), a variety of memory devices (e.g., dynamic, static, programmable) and microprocessors and controllers produced by 25 vendors. The Company represents a number of leading semiconductor manufacturers, including Chips & Technologies, Hitachi, NEC, OKI, Orbit Semiconductor and Sharp. Passive products and electromechanical components accounted for the remaining 25% of net sales of Reptron Distribution in 1996 and in the first quarter of 1997. Among these components are capacitors, resistors, relays, power supplies and connectors manufactured by over 35 vendors, such as Astec, Dale, Potter & Brumfield and Sprague. Reptron Distribution's largest four vendor lines represented 37.5% and 41.5% of Reptron Distribution's net sales in 1996 and in the first quarter of 1997, respectively (23.4% and 25.8% of the Company's total net sales in 1996 and in the first quarter of 1997, respectively). See "Risk Factors -- Customer Concentration and Other Factors Affecting Operating Results."

     In December 1995, Reptron Distribution created its K-Byte Memory Module division, which is devoted solely to selling memory modules. This memory modules division employs a separate sales and support staff that focuses on a different market niche and customer base than was previously serviced by Reptron Distribution. This division sells primarily to computer integrators and value-added resellers. Sales in this niche are generally characterized by higher volumes, lower gross profit margins and lower selling, general and administrative expenses than other electronic component sales generated by Reptron Distribution. Sales from the memory module division have increased rapidly and accounted for 10.2% and 8.6% of Reptron Distribution's net sales in 1996 and the first quarter of 1997, respectively (6.4% and 5.3% of the Company's total net sales in 1996 and in the first quarter of 1997, respectively).

     Services. Reptron Distribution sells to over 9,000 customers representing diverse industries including robotics, telecommunications, computers and computer peripherals, consumer electronics, healthcare, industrial controls and contract manufacturing. Services provided to these customers include component sales, inventory replenishment programs, in-plant stores, component programming and EDI. During 1996 and the first quarter of 1997, approximately 35% of Reptron Distribution net sales were generated through value-added services. The Company believes that an increasing percentage of Reptron Distribution's net sales will be generated through its value-added services as customers continue to search for ways to reduce costs. The Company has invested significantly in capital equipment and support staff to help increase net sales from value-added services. For its vendors, Reptron Distribution has developed product promotion and customer identification programs that help vendors build recognition of individual products and target and market to specific types of customers.

     Vendors. In selecting vendors to represent, Reptron Distribution considers numerous factors, including product demand, availability and compatibility with existing product lines. Reptron Distribution has non-exclusive, geographically limited agreements with its vendors for the sale of their products, which is customary in the industry. Reptron Distribution's agreements with vendors do not restrict the Company from selling similar products manufactured by competitors of its vendors, and typically allow termination by either party upon 30 to 90 days' notice.

     Reptron Distribution's vendors protect the Company against potential write-downs of inventories based upon vendors' price reductions or technological change. Under the terms of most of Reptron Distribution's distributor agreements, if the Company complies with certain conditions, the vendor is required, pursuant to price protection privileges, to credit the Company for decreases in inventory value resulting from reductions in the vendor's list prices of the items. In addition, under the stock rotation terms of Reptron Distribution's distributor agreements, the Company has the right to return to the vendor for credit against current obligations or future orders a specified portion of those inventory items purchased within a designated period. A vendor that elects to terminate a distributor agreement is generally required to purchase from the Company the total amount of its products carried in inventory. The Company believes that its distributor agreements are on terms and conditions consistent with industry standards. Most of the components sold through the memory module division formed in December 1995 are not supplied under distribution agreements with the Company's vendors, and consequently, this inventory is not subject to the price protection and stock rotation privileges. However, the majority of these components are not purchased until the Company has received a customer purchase order for their sale.

     Sales and Marketing. Reptron Distribution has developed a focused sales strategy. Large key accounts are identified in each market and field sales personnel are assigned to serve these accounts directly. All other customers in each market are served by telemarketers from the local market or from the corporate headquarters. The telemarketers also service customers in regions of the country where the Company does not have a sales office.

     Reptron Distribution's marketing plan also includes catalog sales, direct mail, print advertising, field sales events, customer identification programs, seminars and public relations efforts. The Company periodically publishes product catalogs. These catalogs complement the efforts of the sales force by extending the reach of the sales force beyond the immediate areas of the established offices and by building customer awareness of Reptron Distribution's name and product line.

     Customers. Reptron Distribution has over 9,000 customers located throughout the United States. The largest customer of the Company, Tellabs, Inc., is a customer of both Reptron Distribution and K-Byte Manufacturing. In the first quarter of 1997, this customer accounted for approximately 15.4% of Reptron Distribution's net sales, 3.3% of K-Byte Manufacturing's net sales and 10.8% of the Company's total net sales. In 1996, Tellabs, Inc. accounted for approximately 15.7% of Reptron Distribution net sales, 6.9% of K-Byte Manufacturing net sales and 12.4% of the Company's total net sales. In 1995, Tellabs, Inc. accounted for approximately 6.4% of Reptron Distribution net sales, 9.4% of K-Byte Manufacturing net sales and 7.5% of the Company's total net sales. Reptron Distribution's customers are in diverse industries, including robotics, telecommunications, computers and computer peripherals, consumer electronics, healthcare, industrial controls and contract manufacturing.

     Training. A key element of the Company's operating philosophy is the training of its employees in order to establish technical competency and to assist in uniform application of the Company's procedures throughout its office network. Reptron Distribution maintains a formal "Reptron University" training program and all of Reptron Distribution's employees are required to participate in these training classes. Additionally, field training takes place on a weekly basis in the sales offices. The Company has also created a 16-18 month program for developing product marketing managers.

     Property and Offices. The Company owns a 77,500-square foot facility in Tampa, Florida, which houses centralized corporate support personnel, management staff and executive offices for Reptron Distribution and K-Byte Manufacturing. Reptron Distribution's main warehouse is located in a portion of a newly-constructed 150,000-square foot facility located adjacent to the Company's Tampa headquarters. Substantially all Reptron Distribution shipments originate from this warehouse.

     The Company also leases 20 sales offices for Reptron Distribution. Lease terms on these facilities range from three to five years and expire at various dates through June 2001. The table below shows the location of each office and the date it was established.

OFFICE                                                        DATE ESTABLISHED
------                                                        -----------------
Detroit, Michigan...........................................        1973
Chicago, Illinois...........................................        1979
Tampa, Florida..............................................        1982
Atlanta, Georgia............................................        1985
Ft. Lauderdale, Florida.....................................        1985
Minneapolis, Minnesota......................................        1986
Cleveland, Ohio.............................................        1988
Huntsville, Alabama.........................................        1988
Raleigh, North Carolina.....................................        1989
Philadelphia, Pennsylvania..................................        1993
Baltimore, Maryland.........................................        1993
San Jose, California........................................        1994
Boston, Massachusetts.......................................        1995
Hartford, Connecticut.......................................        1995
Hauppauge (Long Island), New York...........................        1995
Irvine, California..........................................        1995
Portland, Oregon............................................        1995
San Diego, California.......................................        1995
Seattle, Washington.........................................        1995
Salem, New Hampshire........................................        1996

     As part of its expansion strategy, Reptron Distribution has leased office space and plans to open a sales office in Dallas, Texas in September 1997.

K-BYTE MANUFACTURING

     The Company entered into the contract manufacturing business through its acquisition of K-Byte Manufacturing in 1986. K-Byte Manufacturing's net sales have grown from approximately $2 million in 1986 to approximately $101 million in 1996.

     Manufacturing Operations. K-Byte Manufacturing provides turnkey manufacturing services, including the purchase of customer-specified components from its extensive network of component suppliers (including Reptron Distribution), assembly of components onto printed circuit boards and performance of post-production testing. In addition, approximately 21% of K-Byte Manufacturing's 1995 and 1996 net sales was generated by total box build assembly. K-Byte Manufacturing attempts to perform as much of a given manufacturing process as is feasible and generally does not perform labor-only, consignment assembly functions unless they may provide a direct route to turnkey contracts.

     K-Byte Manufacturing provides design-for-manufacturability engineering services as well as SMT conversion and printed circuit board layout services for existing products. The Company also provides test process design capabilities that include the design and development of test fixtures and procedures and software for both in-circuit tests and functional tests of circuit boards, components and products.

     In its manufacturing services, the Company offers both SMT and PTH interconnection technologies. SMT is a computer-automated process that allows the placement of a higher density of components directly on both sides of a printed circuit board. The SMT process is a more recent advancement over the mature PTH technology which normally permits electronic components to be attached to only one side of a printed circuit board by inserting components into holes drilled through the board. The SMT process allows OEMs to use advanced circuitry, while at the same time permitting the placement of a greater number of components on a printed circuit board without having to increase the size of the board. By allowing increasingly complex circuits to be packaged with the components placed in closer proximity to each other, SMT greatly enhances circuit processing speed and thus board and system performance. The SMT process allows a reduction in the number of printed circuit boards required per system and allows the use of more fully automated production processes.

     K-Byte Manufacturing performs PTH assembly both manually and with computer-automated component insertion and soldering equipment. Although SMT is the leading interconnection technology, the Company intends to continue providing PTH assembly services for its customers. PTH is of continuing viability because most printed circuit boards assembled using SMT require some PTH assembly. In addition, certain current and prospective customers have not shifted or do not wish to change their manufacturing process to utilize SMT.

     K-Byte Manufacturing is able to manage its materials procurement and inventory management functions efficiently through its relationship with Reptron Distribution. The inherent scheduling and procurement challenges in low-to-medium volume production of a large number of different circuit board assemblies requires a high level of expertise in material procurement. K-Byte Manufacturing currently manages a supply chain that provides approximately 56,000 different part types that are required to produce approximately 2,000 different kinds of circuit board assemblies. K-Byte Manufacturing obtains its electronic components from a wide variety of manufacturers, some of which are procured through Reptron Distribution. The Company developed this materials procurement competency through its experience as a component distributor.

     Marketing and Customers. K-Byte Manufacturing follows a well-defined marketing strategy, which includes the following key elements:

     Target Customers Requiring Low-to-Medium Volume Production of Multiple Products. K-Byte Manufacturing focuses on complex assemblies in low-to-medium volumes for commercial and industrial customers. The Company has not been a manufacturer of high volume printed circuit board assemblies for personal computers, consumer products or the automotive industries, which typically have relatively low gross profit margins. K-Byte Manufacturing targets customers requiring a high number of different circuit board assemblies, thereby minimizing the exposure to any one product made for a specific customer. This market niche typically generates higher gross margins than the high volume sector. K-Byte Manufacturing focuses on the low-to-medium volume batch business because of its reduced volatility. K-Byte Manufacturing has access to a significant number of these kinds of customers through its relationship with Reptron Distribution.

     Target Customer Relationships where K-Byte Manufacturing is the Primary Source. K-Byte Manufacturing seeks engagements with customers that have decided to strategically outsource substantially all circuit board assembly. Consequently, K-Byte Manufacturing markets its services as a "partnership" with the customer and encourages the customer to view K-Byte Manufacturing as an extension of its own manufacturing capabilities. The Company attempts to avoid relationships where K-Byte Manufacturing is used as an overflow supplier to level peak volume periods for its customers.

     Maintain a Diverse Customer and Industry Base. The Company targets customers in the telecommunications, healthcare devices, banking and industrial controls industries and seeks to maintain a diversity of customers among these industries and within each industry. In addition, the Company believes that the industries that it targets make products that generally have longer life cycles, more stable demand and less price pressure compared to consumer oriented products.

     The marketing cycle for customers meeting these criteria tends to span six-to-twelve months. Additionally, the start-up phase for these kinds of engagements spans another six months. During this phase, significant investments are made by K-Byte Manufacturing and the customer to successfully launch a high number of different, complex circuit board assemblies. K-Byte Manufacturing works closely with its customers in all phases of design, start-up and production and develops a close working relationship with the customer. These relationships and the investments made both in time and financial resources by the customer and K-Byte Manufacturing promote long-term customer loyalty.

     Reptron Distribution provides a comprehensive marketing effort for K-Byte Manufacturing. Reptron Distribution has approximately 85 field sales personnel who transact business with over 9,000 customers and are trained to identify potential customers for K-Byte Manufacturing. The Reptron Distribution sales personnel are motivated through sales commissions to promote K-Byte Manufacturing.

     Using the Reptron Distribution sales force to market K-Byte Manufacturing has proven to be successful as 32 of 36 customers serviced by K-Byte Manufacturing in 1996 have come from the Reptron Distribution channel. Additionally, the use of the Reptron Distribution sales force reduces the overall selling costs for K-Byte Manufacturing. Other contract manufacturers often use commissioned manufacturers' sales representatives, which is generally a more costly method of selling.

     K-Byte Manufacturing seeks to maintain diversity within its customer base and industries served. During the first quarter of 1997, K-Byte Manufacturing had 36 principal customers, with the largest three customers representing 14.7%, 9.4% and 8.7% of K-Byte Manufacturing's first quarter 1997 net sales (5.6%, 3.6% and 3.3% of total Company net sales). During 1996, K-Byte Manufacturing had approximately 36 customers, with the largest three customers representing 15.9%, 9.9% and 8.9% of K-Byte Manufacturing's 1996 net sales (6.0%, 3.7% and 3.3% of total Company net sales in 1996). The following table sets forth the number of principal customers and percentage of K-Byte Manufacturing sales derived from various industries for 1995 and 1996.

                                                          1995                     1996
                                                 ----------------------   ----------------------
INDUSTRY                                         CUSTOMERS   % OF SALES   CUSTOMERS   % OF SALES
--------                                         ---------   ----------   ---------   ----------
Industrial/Instrumentation                           7          21.9%        11          24.6%
Telecommunications                                   4          22.8          6          22.3
Banking                                              2          19.9          2          20.2
Healthcare                                           4          10.5          5          15.1
Mass Storage                                         2           8.9          2           8.5
Office Products                                      2           7.7          2           7.3
Other                                                4           8.3          8           2.0

     Training. The Company believes that its highly trained and productive work force is an essential element in its ability to compete effectively, and the Company is committed to investing in training its employees. K-Byte Manufacturing has developed a formal training program taught by Company employees at an in-house "K-Byte Academy," which includes classes in technical training and employee personal skills in areas such as communication, team building and leadership. Additionally, K-Byte Manufacturing cross-trains its employees to perform multiple job functions.

     Manufacturing Facilities. K-Byte Manufacturing operates three plants. The Gaylord, Michigan facility is owned by the Company and was constructed in 1988. The Company completed a 22,000 square foot addition to this plant in 1995 and this facility now totals approximately 72,000 square feet. The Tampa, Florida 150,000 square foot manufacturing and warehouse facility was completed in the first quarter of 1997. These manufacturing facilities are equipped with advanced SMT assembly equipment and PTH insertion equipment. The Company has a variety of automated and manual test equipment capable performing in-circuit and functional testing, as well as a skilled staff of technicians who perform customer-specific or product-specific testing requirements. The Saline, Michigan plant is located in a 15,000 square foot, rented building. This facility is equipped for prototype assembly and shorter production runs, services that cannot be efficiently provided at the larger plants.

     The Company believes the three facilities, depending on product mix, can accommodate the equipment and infrastructure capable of generating approximately $225 million in annual contract manufacturing net sales based on the kinds of business currently transacted by K-Byte Manufacturing. The Tampa, Florida manufacturing plant accounted for 60.4% and 58.0% of K-Byte Manufacturing's 1996 and first quarter 1997, net sales, respectively, with the Gaylord, Michigan plant totaling 36.0% and 38.2% of 1996 and first quarter 1997 net sales, respectively, and the Saline, Michigan, short production run plant accounting for the remaining 3.6% and 3.8% of 1996 and first quarter 1997 net sales, respectively.

COMPETITION

     Both Reptron Distribution and K-Byte Manufacturing face substantial competition. Many of the Company's competitors in each division have significantly greater financial resources and broader name recognition than the Company. Reptron Distribution faces competition from hundreds of electronic component distributors of various sizes, locations and market focuses (e.g., military, commercial, consumer) and competes principally on the basis of product selection and value-added customer service. Vendor representation and product diversity create a segmentation among distributors. Reptron Distribution has several primary competitors that carry similar significant Japanese semiconductor vendors. Reptron Distribution attempts to differentiate itself from these competitors through its wide offering of value-added services, including contract manufacturing (through K-Byte Manufacturing). To the Company's knowledge, no significant competitor offers customers the combination and versatility of a leading national distributor with substantial in-house contract manufacturing capability.

     K-Byte Manufacturing competes in a highly fragmented market composed of a diverse group of U.S. based contract manufacturers. The Company believes that the key competitive factors in its markets are manufacturing flexibility, price, manufacturing quality, advanced manufacturing technology and reliable delivery. Many contract manufacturers operate high-volume facilities and focus on target markets, such as the computer industry, that K-Byte Manufacturing does not seek to serve. K-Byte Manufacturing considers its key competitive advantages to include its expertise in low-to-medium volume, flexible batch processing, its provision of value-added services and its material management techniques (as a result of its integration with Reptron Distribution). The Company believes that K-Byte Manufacturing's expertise in flexible, batch processing differentiates it from its high-volume competitors because of the relative complexity of economically fulfilling a large number of batch contracts. The Company believes that by focusing on low- to medium-volume production runs, by manufacturing products using Reptron Distribution's product line and by leveraging Reptron Distribution's sales force and customer base, K-Byte Manufacturing competes effectively. See "Risk Factors -- Competition; Effects on Gross Margin."

MANAGEMENT INFORMATION SYSTEMS

     The Company has made significant investments in computer hardware, software and MIS personnel. The MIS department totals 20 individuals who are responsible for hardware upgrades, maintenance of current software and related data bases and augmenting software packages with custom programming.

     The Company operates MIS for both Reptron Distribution and K-Byte Manufacturing with UNIX-based software packages. Reptron Distribution operates an integrated distribution software package that has been greatly enhanced with custom programming. This system allows management to direct the entire Reptron Distribution operation by connecting all 20 sales offices to the corporate headquarters. In 1996, Reptron Distribution significantly upgraded the software that operates its main warehouse in Tampa, Florida. This upgrade combines bar code technology with sophisticated conveyor systems and storage of electronic components. The entire warehouse system is controlled and organized by software written and implemented by the Company's MIS staff. The Reptron Distribution software package accommodated the integration of the 1995 Acquisitions and is expected to be sufficient for the Company's growth for the foreseeable future. K-Byte Manufacturing operates an integrated MRP II package that has also been greatly enhanced by the Company's MIS staff through custom programming. This system is used to operate and integrate all three manufacturing plants with central administrative functions. The K-Byte Manufacturing software system is also expected to accommodate the Company's growth for the foreseeable future.

     The UNIX-based software used by the Company may be operated on a variety of hardware platforms. Therefore, the Company is not restricted to the use of computer hardware from any one supplier and does not have the constraints associated with proprietary hardware or software. The Company is currently upgrading and expanding to a client-server based system. This Windows-based system is expected to improve productivity and facilitate the integration of internet and intranet software applications. The Company currently maintains a web home page that provides a wide variety of information as well as links to vendors and customers.

BACKLOG

     Backlog of Reptron Distribution as of March 31, 1997 was approximately $42.3 million, as compared to approximately $45.5 million at March 31, 1996. Reptron Distribution includes in backlog only those product shipment orders for which a confirmed customer order has been received as of the date on which the backlog is computed. A growing percentage of Reptron Distribution's sales are generated through its in-plant store value-added program. These orders are not included in backlog as the booking and billing are both recorded when the customer removes a product from the Company's in-plant inventory. In 1996, 19.8% of Reptron Distribution's sales were generated by in-plant stores as compared to 8.9% in 1995. Backlog for K-Byte Manufacturing totaled $42.0 million as of March 31, 1997 and $31.4 million as of March 31, 1996. K-Byte Manufacturing includes in backlog only specific purchase orders or product releases that it has received under manufacturing agreements it has established with customers. Typically, customers release orders to K-Byte Manufacturing in 120-day increments. Because of the possibility of customer changes in delivery schedules, cancellations of orders and potential delays in product shipment and performance, the Company's backlog on any particular date may not be indicative of revenues for any succeeding period.

EMPLOYEES

     As of June 30, 1997, the Company employed 1,467 persons, of whom 351 were dedicated to Reptron Distribution, 1,091 were dedicated to K-Byte Manufacturing and 25 were corporate employees. The Company has no collective bargaining agreements with any of its employees, has never experienced any material labor disruption and is not aware of any current efforts or plans to organize its employees.

LEGAL PROCEEDINGS

     The Company is, from time to time, involved in litigation relating to claims arising out of its operations in the ordinary course of business. The Company believes that these matters, individually or in the aggregate, are not likely to have a material adverse effect on the Company's business, results of operations and financial condition.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The Company's executive officers and directors are as follows:

NAME                                                   AGE              POSITION(S)
----                                                   ---              -----------
Michael L. Musto(1)..................................  56    President, Chief Executive
                                                               Officer, and Director
Paul J. Plante.......................................  39    Chief Operating Officer, Treasurer
                                                               and Director
Michael Branca.......................................  37    Chief Financial Officer
Patrick J. Flynn.....................................  56    President -- K-Byte Manufacturing
Gary G. Bolohan......................................  42    President -- Reptron Distribution
Robert M. Moore......................................  62    Vice President -- Corporate
                                                               Operations
Michael R. Nichols...................................  40    Vice President -- Sales
Leigh A. Adams(1)(2).................................  32    Corporate Credit Manager,
                                                               Secretary, and Director
William L. Elson(3)..................................  49    Director
Barry M. Alpert(3)...................................  56    Director

---------------

(1) Mr. Musto and Ms. Adams serve on the Company's Stock Option Committee.
(2) Ms. Adams is the daughter of Mr. Musto.
(3) Messrs. Alpert and Elson serve on the Company's Audit and Compensation Committees.

     Michael L. Musto. Mr. Musto has been the President, Chief Executive Officer and a director of the Company since its inception in 1973. Prior to 1973, Mr. Musto worked for nine years in electronic components distribution for Northland Electronics and Diplomat Electronics.

     Paul J. Plante. Mr. Plante was appointed Chief Operating Officer of the Company in January 1997 and has been a director since 1994. Mr. Plante has served as Treasurer since 1986. Mr. Plante has been employed by the Company since 1986, and previously served as its Vice President of Finance and Chief Financial Officer (1986-1997). He was Controller of K-Byte Manufacturing, which is now a division of the Company, during the period 1983-1986. Prior to 1983, Mr. Plante worked for a regional accounting firm (1980-83). Mr. Plante is a Certified Public Accountant and is a graduate of Michigan State University, with a Bachelor of Arts degree in accounting. He also has an MBA degree from the University of South Florida.

     Michael Branca. Mr. Branca was appointed Chief Financial Officer in July 1997. Prior to joining the Company, Mr. Branca served as Vice President of Business Development and Financial Operations at Utility Partners, LC from 1996 to 1997 and Chief Financial Officer of IVANS, Inc.'s wholly owned subsidiary, Pivotal, Inc., from 1995 to 1996. From 1982 to 1995, Mr. Branca held various positions with IBM Corporation ("IBM"), including Division Controller for IBM's Multimedia Systems Division and Controller for IBM's Enterprise Systems Division. Mr. Branca has a Bachelor of Science degree in Business Management from Cornell University and a MBA in Finance from the University of Scranton.

     Patrick J. Flynn. Mr. Flynn has been employed by the Company since 1986 as President of K-Byte Manufacturing. He has over 30 years of experience in the electronics business. He was employed by the KTB Group (an engineering firm) in Detroit from 1966 to 1983. During his employment with the KTB Group, Mr. Flynn served in a number of capacities, including as Executive Vice President and Chief Operating Officer. He purchased K-Byte Manufacturing from the KTB Group in 1983 and was the sole owner of K-Byte Manufacturing prior to its acquisition by the Company in 1986. Mr. Flynn is a graduate of the University of Detroit with a Bachelor of Science degree in electrical engineering.

     Gary G. Bolohan. Mr. Bolohan has served as President of Reptron Distribution since May 1997. In this role, Mr. Bolohan is responsible for all aspects of the operations of Reptron Distribution. Prior to his current position, Mr. Bolohan held several positions, including Executive Vice President of Reptron Distribution

(1990-1997), Vice President of Product Marketing (1989-1990), midwest regional sales manager (1985-1989), general manager of the Detroit sales office (1983-1985), and field salesperson. Mr. Bolohan has been employed by the Company since 1978.

     Robert M. Moore. Mr. Moore joined the Company in 1990 as Corporate Director of Operations and became Vice President of Corporate Operations in 1992. His previous experience includes: President of Moore Investment Corp., a consulting firm (1988-1990); President of Bufkor, Inc., a manufacturer of jewelry packaging and displays (1986-1988); Senior Vice President and Chief Financial Officer of Duro Bag Manufacturing Company (1982-1986); and Vice President of Finance of Tresler Oil Company Division, Ashland Oil, Inc. (1977-1982). Mr. Moore is a graduate of the University of Cincinnati with a Bachelor of Science degree in management.

     Michael R. Nichols. Mr. Nichols was promoted to Vice President of Sales in 1990. He is responsible for all sales activity for Reptron Distribution and is instrumental in generating sales opportunities for K-Byte Manufacturing. Prior to his current role, Mr. Nichols held several positions with the Company, including southeast regional sales manager (1985-1990), sales manager for the Tampa sales office (1982-1985), and field salesperson. Mr. Nichols has been employed by the Company since 1978. He is a graduate of the University of Florida with a Bachelor of Arts degree in management and marketing.

     Leigh A. Adams. Ms. Adams serves as the Company's Secretary and has been a director since 1994. Ms. Adams joined the Company in 1982 and has served in a number of administrative posts, including Operations Manager (1989-1991) and Corporate Credit Manager (1991-present).

     William L. Elson. Mr. Elson has served as the Company's outside general counsel since 1979 and has been a director since 1994. He has practiced as a sole practitioner since 1975 and worked for Coopers & Lybrand from 1973 to 1975. Mr. Elson is a Certified Public Accountant and is a graduate of Wayne State University, with a J.D. degree and a Bachelor of Science degree in accounting.

     Barry M. Alpert. Mr. Alpert currently is a Managing Director at Raymond James & Associates, Inc. Mr. Alpert has served as Vice President and then as Senior Vice President of Investment Banking for Robert W. Baird & Co. Incorporated from 1991-1997. Since 1989, Mr. Alpert has served as President and Chief Executive Officer of Alpert Financial Group, Inc. (a family investment holding company). From 1989-1993, Mr. Alpert served as Vice Chairman of Colony Bank. Mr. Alpert holds a graduate degree in banking from the University of Wisconsin and a BS/BA degree from Roosevelt University. He has been a director since 1995.

                             PRINCIPAL SHAREHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of the Common Stock as of July 1, 1997 by (i) each person who is known to the Company to be the beneficial owner of more than 5% of the outstanding Common Stock, (ii) the Chief Executive Officer and the other four most highly compensated executive officers, (iii) each of the directors of the Company, and
(iv) all directors and executive officers of the Company as a group. Except as set forth below, the shareholders named below have sole voting and investment power with respect to all shares of Common Stock shown as being beneficially owned by them.

                                                              SHARES BENEFICIALLY OWNED
                                                              --------------------------
NAME AND ADDRESS OF BENEFICIAL OWNER(1)                         NUMBER          PERCENT
---------------------------------------                       -----------      ---------
Michael L. Musto............................................    2,344,790(2)      38.6%
MLM Investment Company Limited Partnership..................    1,996,154         32.8
Paul J. Plante(3)...........................................      701,456         11.5
Patrick J. Flynn(4).........................................       41,250            *
Gary G. Bolohan(5)..........................................       22,651            *
Michael R. Nichols(6).......................................       20,518            *
Leigh A. Adams(7)...........................................           --            *
William L. Elson(8).........................................       12,500            *
  3000 Town Center, Suite 2690
  Southfield, Michigan 48075
Barry M. Alpert(9)..........................................        5,000            *
  880 Carillon Parkway
  St. Petersburg, Florida 33716
All directors and executive officers as a group (10
  persons)..................................................    2,811,529         46.2%

---------------

  * Less than 1% of the outstanding Common Stock.
(1) The business address for Ms. Adams and Messrs. Musto, Plante, Flynn, Bolohan and Nichols is 14401 McCormick Drive, Tampa, Florida 33626.
(2) Includes 1,996,154 shares held by: (i) MLM Investment Company Limited Partnership ("MLM") of which certain trusts for the benefit of Mr. Musto and Mr. Musto's children are the limited partners and a corporation, in which Mr. Musto is the sole shareholder and director, and Mr. Musto's revocable trust are the general partners (Mr. Musto has sole voting and dispositive power over the shares held by MLM); and (ii) 348,636 shares held by Paul J. Plante as Trustee of the Reptron Electronics, Inc. Employee Profit Sharing Trust (the "Profit Sharing Trust"), which are attributable to Mr. Musto in accordance with Rule 13d-3 under the Exchange Act. Excludes: (i) up to 116,212 shares which are expected to be allocated to Mr. Musto by the Profit Sharing Trust, (ii) 1,000 shares owned by Mr. Musto's mother and (iii) 3,000 shares subject to options that are currently exercisable by Mr. Musto's mother. Mr. Musto disclaims beneficial ownership of his mother's shares.
(3) Includes: (i) 37,500 shares subject to options that are currently exercisable and (ii) 661,956 shares held by Mr. Plante as trustee of the Profit Sharing Trust. The Profit Sharing Trust has been terminated and it is expected that all such shares will be distributed among Profit Sharing Trust participants. Except for Mr. Musto, no director or executive officer of the Company will beneficially own more than 5% of the outstanding shares of common stock immediately after, and as a result of, the Profit Sharing Trust distribution.
(4) Represents shares subject to options that are currently exercisable.
(5) Excludes up to 22,650 shares expected to be distributed to Mr. Bolohan from the Profit Sharing Trust.
(6) Excludes up to 20,517 shares that are expected to be distributed to Mr. Nichols from the Profit Sharing Trust.
(7) Excludes up to 1,299 shares expected to be distributed to Ms. Adams from the Profit Sharing Trust.
(8) Includes 5,000 shares subject to options that are currently exercisable.
(9) Represents shares subject to options that are currently exercisable.

                              DESCRIPTION OF NOTES

     The Notes are to be issued under an Indenture, to be dated as of August 5, 1997 (the "Indenture"), between the Company and Reliance Trust Company, as Trustee (the "Trustee"), a copy of which is filed as an exhibit to the Registration Statement (as defined). Wherever particular defined terms of the Indenture (including the Notes) are referred to, such defined terms are incorporated herein by reference (the Notes and various terms relating to the Notes being referred to in the Indenture as "Securities"). References in this section to the "Company" are solely to Reptron Electronics, Inc. and not to its subsidiaries. The following summaries of certain provisions of the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the detailed provisions of the Notes and the Indenture, including the definitions therein of certain terms. Section references below are references to Sections of the Indenture.

GENERAL

     The Notes will be unsecured subordinated obligations of the Company, will be limited to $115,000,000 aggregate principal amount and will mature on August 1, 2004. The Notes will bear interest at the rate per annum shown on the front cover of this Prospectus from August 11, 1997, payable semiannually on February 1 and August 1 of each year, commencing on February 1, 1998. Interest payable per $1,000 principal amount of Notes for the period from August 11, 1997 to February 1, 1998 will be $31.875. (sec.sec. 301 and 307)

     The Notes will be convertible into Common Stock initially at the conversion rate stated on the cover page of the Prospectus, subject to adjustment upon the occurrence of certain events described under "-- Conversion Rights," at any time prior to the close of business on the maturity date, unless previously redeemed or repurchased. (sec. 1301)

     The Notes are redeemable under the circumstances and at the redemption prices set forth below under "-- Optional Redemption," plus accrued interest to the redemption date. (sec. 203)

     The Notes will be issued only in fully registered form, without coupons, in denominations of $1,000 and any integral multiple thereof. (sec. 302). No service charge will be made for any registration of transfer or exchange of Notes, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. (sec. 305)

CONVERSION RIGHTS

     The Holder of any Note will have the right to convert any portion of the principal amount of a Note that is an integral multiple of $1,000 into shares of Common Stock at any time prior to the close of business on the maturity date, unless previously redeemed or repurchased, at a conversion rate of 35.0877 shares of Common Stock per $1,000 principal amount of Notes (the "Conversion Rate") (equivalent to a conversion price of approximately $28.50 per share of Common Stock) (subject to adjustment as described below). The right to convert a Note called for redemption will terminate at the close of business on the Business Day prior to the Redemption Date for such Note, and the right to convert a Note tendered for repurchase will terminate at the close of business on the Repurchase Date for such Note. (sec. 1301)

     The right of conversion attaching to any Note may be exercised by the Holder by delivering the Note at the specified office of the Conversion Agent, accompanied by a duly signed and completed notice of conversion, a copy of which may be obtained from the Trustee. The conversion date will be the date on which the Note and the duly signed and completed notice of conversion are so delivered. As promptly as practicable on or after the conversion date, the Company will issue and deliver to the Trustee a certificate or certificates for the number of full shares of Common Stock issuable upon conversion, together with payment in lieu of any fraction of a share; such certificate will be sent by the Trustee to the Conversion Agent (if other than the Trustee) for delivery to the Holder. Such shares of Common Stock issuable upon conversion of the Notes, in accordance with the provisions of the Indenture, will be fully paid and nonassessable and will rank pari passu with the other shares of Common Stock of the Company outstanding from time to time.

     As described below, except in certain limited circumstances with respect to any conversion of Notes prior to August 1, 2000 as described below, Holders that surrender Notes for conversion on a date that is not an

Interest Payment Date will not receive any interest for the period from the Interest Payment Date next preceding the date of conversion to the date of conversion or for any later period, even if the Notes are surrendered after a notice of redemption (except for the payment of interest on Notes called for redemption on a Redemption Date or to be repurchased on a Repurchase Date between a Regular Record Date and the Interest Payment Date to which it relates (including any Notes (or portion thereof) called for redemption on a Redemption Date that is a Record Date or Interest Payment Date, as the case may be), as provided above).

     Accordingly, except as provided below, any Note surrendered for conversion during the period from the close of business on any Regular Record Date next preceding any Interest Payment Date to the opening of business on such Interest Payment Date (except Notes (or portions thereof) called for redemption on a Redemption Date or which are repurchaseable on a Repurchase Date occurring, in either case, within such period (including any Notes (or portions thereof) called for redemption on a Redemption Date that is a Record Date or Interest Payment Date, as the case may be)) must be accompanied by payment of an amount equal to the interest payable on such Interest Payment Date on the principal amount of Notes being surrendered for conversion. The interest so payable on such Interest Payment Date with respect to any Note (or portion thereof, if applicable) which has been called for redemption on a Redemption Date, or which may be repurchased on a Repurchase Date, occurring, in either case, during the period from the close of business on any Record Date next preceding any Interest Payment Date to the opening of business on such Interest Payment Date (including any Notes (or portions thereof) called for redemption on a Redemption Date that is a Record Date or Interest Payment Date, as the case may be), which Note (or portion thereof, if applicable) is surrendered for conversion during such period (or on the last Business Day prior to the Record Date or Interest Payment Date in the case of a Note (or portions thereof) called for redemption on a Record Date or Interest Payment Date, as the case may be), shall be paid to the Holder of such Note being converted in an amount equal to the interest that would have been payable on such Note if such Note had been converted as of the close of business on such Interest Payment Date. The interest so payable on such Interest Payment Date in respect of any Note (or portion thereof, as the case may be) which has not been called for redemption on a Redemption Date, or is not eligible for repurchase on a Repurchase Date, occurring, in either case, during the period from the close of business on any Record Date next preceding any Interest Payment Date to the opening of business on such Interest Payment Date, which Note (or portion thereof, as the case may be) is surrendered for conversion during such period, shall be paid to the Holder of such Note as of such Regular Record Date. Interest payable in respect of any Note surrendered for conversion or repurchase on or after an Interest Payment Date shall be paid to the Holder of such Note as of the next preceding Regular Record Date, notwithstanding the exercise of the right of conversion or repurchase.

     Notwithstanding the foregoing, any Notes surrendered for conversion prior to August 1, 2000 during the period from the close of business on any Regular Record Date next preceding any Interest Payment Date to the opening of business on such Interest Payment Date (other than Notes which are repurchaseable on a Purchase Date occurring within such period) shall not be accompanied by an amount equal to the interest payable on such Interest Payment Date on the principal amount of Notes being surrendered for conversion, and the Company shall pay to the Holder of such Notes as of such Regular Record Date in cash or in shares of Common Stock having a fair market value equal to the amount of such interest (such fair market value being determined based on the Closing Price Per Share of the Common Stock on the Business Day immediately preceding such Interest Payment Date).

     No other payment or adjustment for interest, or for any dividends in respect of Common Stock, will be made upon conversion. Holders of Common Stock issued upon conversion will not be entitled to receive any dividends payable to holders of Common Stock as of any record time or date before the close of business on the conversion date. No fractional shares will be issued upon conversion but, in lieu thereof, the Company will pay an appropriate amount in cash based on the market price of Common Stock at the close of business on the date of conversion. (sec.sec. 101, 203, 307, 1302 and 1303)

     A Holder delivering a Note for conversion will not be required to pay any taxes or duties in respect of the issue or delivery of Common Stock on conversion but will be required to pay any tax or duty which may be payable in respect of any transfer involved in the issue or delivery of the Common Stock in a name other than that of the Holder of the Note. Certificates representing shares of Common Stock will not be issued or delivered unless all taxes and duties, if any, payable by the Holder have been paid. (sec.sec. 1302 and 1308)

     The Conversion Rate is subject to adjustment in certain events, including, without duplication: (a) dividends (and other distributions) payable in Common Stock on shares of capital stock (other than on shares of preferred stock issued by the Company for cash to the extent that the right to pay dividends on such preferred stock in shares of Common Stock was included in the terms of such preferred stock as of the date of original issuance), (b) the issuance to all holders of Common Stock of Rights, options or warrants entitling them to subscribe for or purchase Common Stock at less than the then current market price of such Common Stock (determined as provided in the Indenture) as of the record date for shareholders entitled to receive such rights, options or warrants, (c) subdivisions, combinations and reclassifications of Common Stock,
(d) distributions to all holders of Common Stock of evidences of indebtedness of the Company, shares of capital stock, cash or assets (including securities, but excluding those dividends, rights, options, warrants and distributions referred to above, dividends and distributions paid exclusively in cash and in mergers and consolidations to which the next succeeding paragraph applies), (e) distributions consisting exclusively of cash (excluding any cash portion of distributions referred to in (d) above) to all holders of Common Stock in an aggregate amount that, combined together with (i) other such all-cash distributions made within the preceding 12 months in respect of which no adjustment has been made and (ii) any cash and the fair market value of other consideration payable in respect of any tender offer by the Company or any of its subsidiaries for Common Stock concluded within the preceding 12 months in respect of which no adjustment has been made, exceeds 10% of the Company's market capitalization (being the product of the then current market price per share of the Common Stock (determined as provided in the Indenture) and the number of shares of Common Stock then outstanding) on the record date for such distribution, and (f) the successful completion of a tender offer made by the Company or any of its subsidiaries for Common Stock which involves an aggregate consideration that, together with (i) any cash and other consideration payable in a tender offer by the Company or any of its subsidiaries for Common Stock expiring within the 12 months preceding the expiration of such tender offer in respect of which no adjustment has been made and (ii) the aggregate amount of any such all-cash distributions referred to in (e) above to all holders of Common Stock within the 12 months preceding the expiration of such tender offer in respect of which no adjustments have been made, exceeds 10% of the Company's market capitalization on the expiration of such tender offer. The Company reserves the right to make such increases in the Conversion Rate in addition to those required in the foregoing provisions as it considers to be advisable in order that any event treated for federal income tax purposes as a dividend or distribution of stock or issuance of rights or warrants to purchase or subscribe for stock will not be taxable to the recipients. No adjustment of the Conversion Rate will be required to be made until the cumulative adjustments amount to 1.0% or more of the Conversion Rate. (sec. 1304) The Company shall compute any adjustments to the Conversion Rate pursuant to this paragraph and will give notice to the Holders of the Notes of any adjustments. (sec. 1305)

     In case of any consolidation or merger of the Company with or into another Person or any merger of another Person into the Company (other than a merger which does not result in any reclassification, conversion, exchange or cancellation of the Common Stock), or in case of any sale or transfer of all or substantially all of the assets of the Company, each Note then outstanding will, without the consent of the Holder of any Note, become convertible only into the kind and amount of securities, cash and other property receivable upon such consolidation, merger, sale or transfer by a holder of the number of shares of Common Stock into which such Note was convertible immediately prior thereto (assuming such holder of Common Stock failed to exercise any rights of election and that such Note was then convertible). (sec. 1311)

     The Company from time to time may increase the Conversion Rate by any amount for any period of at least 20 days, in which case the Company shall give at least 15 days' notice of such increase, if the Board of Directors has made a determination that such increase would be in the best interests of the Company, which determination shall be conclusive. No such increase shall be taken into account for purposes of determining whether the closing price of the Common Stock exceeds the Conversion Price by 105% in connection with an event which otherwise would be a Change of Control. (sec. 1304)

     If at any time the Company makes a distribution of property to its shareholders which would be taxable to such shareholders as a dividend for United States federal income tax purposes (e.g., distributions of evidence of indebtedness or assets of the Company, but generally not stock dividends on Common Stock or rights to subscribe for Common Stock) and, pursuant to the anti-dilution provisions of the Indenture, the number of shares into which Notes are convertible is increased, such increase may be deemed for federal income tax purposes to be the payment of a taxable dividend to Holders of Notes. See "Certain Federal Income Tax Considerations."

SUBORDINATION

     The payment of the principal of, premium, if any, and interest on (including any amounts payable upon the redemption or repurchase of the Notes permitted by the Indenture), the Notes will be subordinated in right of payment, to the extent set forth in the Indenture, to the prior payment in full of the principal of, premium, if any, interest and other amounts in respect of all Senior Indebtedness of the Company. The Notes also are effectively subordinated in right of payment to all indebtedness and other liabilities of the Company's subsidiaries. As of June 30, 1997, after giving effect to the issuance and sale of the Notes and the application of the net proceeds therefrom, the Company would have had $18.5 million of Senior Indebtedness outstanding, and the Company's subsidiaries would have had no indebtedness or other liabilities outstanding.

     Senior Indebtedness is defined in the Indenture to mean the principal of (and premium, if any) and interest (including all interest accruing subsequent to the commencement of any bankruptcy or similar proceeding, whether or not a claim for post-petition interest is allowable as a claim in any such proceeding) on, and all fees and other amounts payable in connection with, the following, whether absolute or contingent, secured or unsecured, due or to become due, outstanding on the date of the Indenture or thereafter created, incurred or assumed: (a) indebtedness of the Company to banks, insurance companies and other financial institutions evidenced by credit or loan agreements, notes or other written obligations, (b) all other indebtedness of the Company (including obligations of the Company arising from its guarantee of the indebtedness of others) other than the Notes, whether outstanding on the date of the Indenture or thereafter created, incurred or assumed, which is (i) for money borrowed or
(ii) evidenced by a note, security, debenture, bond or similar instrument or guarantee thereof, (c) obligations of the Company as lessee under leases required to be capitalized on the balance sheet of the lessee under generally accepted accounting principles, and (d) renewals, extensions, modifications, restatements and refundings of and any amendments, modifications or supplements to, or any indebtedness or obligation issued in exchange for, any such indebtedness or obligation described in clauses (a) through (c) of this paragraph; provided, however, that Senior Indebtedness shall not include any such indebtedness or obligation if the terms of such indebtedness or obligation (or the terms of the instrument under which, or pursuant to which, it is issued) expressly provide that such indebtedness or obligation shall not be senior in right of payment to the Notes, or expressly provide that such indebtedness or obligation is pari passu with or junior to the Notes. Notwithstanding the foregoing, unsecured indebtedness of the Company shall only be included in Senior Indebtedness if the incurrence of such unsecured indebtedness should not, in the opinion of counsel or a nationally recognized accounting firm experienced in tax matters, cause the Notes to be considered "corporate acquisition indebtedness" within the meaning of sec. 279 of the Internal Revenue Code of 1986, as amended. "Designated Senior Indebtedness" means any particular Senior Indebtedness in which the instrument creating or evidencing the same or the assumption or guarantee thereof (or related agreements or documents to which the Company is a party) expressly provides that such Senior Indebtedness shall be "Designated Senior Indebtedness" for purposes of the Indenture (provided that such instrument, agreement or other document may place limitations and conditions on the right of such Senior Indebtedness to exercise the Rights of Designated Senior Indebtedness). (sec.sec. 101, 1201 and 1202)

     Upon any acceleration of the principal due on the Notes or payment or distribution of assets of the Company to creditors upon any dissolution, winding up, liquidation or reorganization, whether voluntary or involuntary, or in bankruptcy, insolvency, receivership or other similar proceedings of the Company, all principal, premium, if any, and interest or other amounts due on all Senior Indebtedness must be paid in full before the Holders of the Notes are entitled to receive any payment. (sec. 1202) The Indenture will further require that the Company promptly notify holders of Senior Indebtedness if payment of the Notes is accelerated because of an Event of Default. The Company also may not make any payment upon or in respect of the Notes if (i) a default in the payment of the principal of, premium, if any, interest or other amounts due on any Senior Indebtedness occurs and is continuing beyond any applicable period of grace or (ii) any other default occurs and is continuing with respect to Designated Senior Indebtedness that permits holders of the Designated Senior Indebtedness as to which such default relates to accelerate the maturity thereof and the Trustee receives a notice of such default (a "Payment Blockage Notice") from the Company, any lender of Designated Senior Indebtedness (or agent bank on behalf of such lender) or other person permitted to give such notice under the Indenture. Payments on the Notes may and shall be resumed (a) in the case of a payment default, upon the date on which such default is cured or waived in accordance with the agreements evidencing such Senior Indebtedness and (b) in case of a nonpayment default, the earlier of the date on which such nonpayment default is cured or waived in accordance with the agreements evidencing such Senior Indebtedness or 179 days after the date on which the applicable Payment Blockage Notice is received. No new period of payment blockage may be commenced unless and until (i) 365 days have elapsed since the effectiveness of the immediately prior Payment Blockage Notice and (ii) all scheduled payments of principal, premium, if any, and interest on the Notes that have come due have been paid in full in cash. No nonpayment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the Trustee shalt be, or be made, the basis for a subsequent Payment Blockage Notice.

     By reason of the foregoing subordination, in the event of insolvency, creditors of the Company who are holders of Senior Indebtedness are likely to recover more, ratably, than the Holders of the Notes, and such subordination may result in a reduction or elimination of payments to the Holders of the Notes.

     The Indenture does not limit the Company's ability to incur Senior Indebtedness or any other indebtedness or the ability of any subsidiary of the Company to incur any indebtedness or other liabilities.

OPTIONAL REDEMPTION

     The Notes may not be redeemed prior to August 1, 2000. Thereafter, the Notes may be redeemed, in whole or in part, at the option of the Company, upon not less than 30 nor more than 60 days' prior notice as provided under "-- Notices" below, at the redemption prices set forth below.

     The redemption prices (expressed as a percentage of principal amount) are as follows for the 12-month period beginning on August 1, of the following years:

YEAR                                                        REDEMPTION PRICE
----                                                        ----------------
2000......................................................      103.375%
2001......................................................      102.250
2002......................................................      101.125

and thereafter at a redemption price equal to 100% of the principal amount, in each case together with accrued interest to the date of redemption. (sec. 203, Article Eleven)

     No sinking fund is provided for the Notes.

REPURCHASE AT OPTION OF HOLDERS UPON A CHANGE OF CONTROL

     If a Change of Control (as defined) occurs, each Holder of Notes shall have the right, at the Holder's option, to require the Company to repurchase all of such Holder's Notes, or any portion of the principal amount thereof specified by the Holder that is equal to $1,000 or an integral multiple of $1,000 in excess thereof, on the date (the "Repurchase Date") that is 45 days after the date of the Company Notice (as defined), at a price equal to 100% of the principal amount of the Notes to be repurchased, together with interest accrued to the Repurchase Date (the "Repurchase Price"). (sec. 1401)

     Within 30 days after the occurrence of a Change of Control, the Company is obligated to give to all Holders of the Notes notice, as provided in the Indenture (the "Company Notice"), of the occurrence of such Change of Control and of the repurchase right arising as a result thereof, or, at the request of the Company on or before the 15th day after such occurrence, the Trustee shall give the Company Notice. The Company must also deliver a copy of the Company Notice to the Trustee and to the office of each Paying Agent. To exercise the repurchase right, a Holder of Notes must deliver on or before the 30th day after the date of the Company Notice irrevocable written notice to the Trustee or Paying Agent of the Holder's exercise of such right, together with the Notes with respect to which the right is being exercised. (sec. 1403)

     A Change of Control shall be deemed to have occurred at such time after the original issuance of the Notes as there shall occur:

          (i) the acquisition by any Person (including any syndicate or group deemed to be a "person" under Section 13(d)(3) of the Exchange Act) of (a) beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of transactions, of shares of capital stock of the Company entitling such Person to exercise 50% or more of the total voting power of all shares of capital stock of the Company entitled to vote generally in elections of directors, other than any such acquisition by the Company, any subsidiary of the Company, any employee benefit plan of the Company or by Michael L. Musto, the President and Chief Executive Officer of the Company, or (b) the right or ability by voting power, contract or otherwise to elect or designate for election a majority of the entire Board of Directors; or

          (ii) any consolidation of the Company with, or merger of the Company into, any other Person, any merger of another Person into the Company, or any conveyance, sale, transfer or lease, in one transaction or a series of related transactions, of all or substantially all of the assets (other than to a wholly owned Subsidiary of the Company) of the Company to any other Person (other than (a) any such transaction pursuant to which the holders of 50% or more of the total voting power of all shares of capital stock of the Company entitled to vote generally in elections of directors immediately prior to such transaction have, directly or indirectly, at least 50% or more of the total voting power of all shares of capital stock of the continuing or surviving corporation entitled to vote generally in elections of directors of the continuing or surviving corporation immediately after such transaction and (b) a merger (x) which does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of capital stock of the Company or (y) which is effected solely to change the jurisdiction of incorporation of the Company and results in a reclassification, conversion or exchange of outstanding shares of Common Stock into solely shares of common stock); or

          (iii) at any time Continuing Directors (as defined) cease to constitute a majority of the Board of Directors of the Company then in office. "Continuing Director" means at any date a member of the Company's Board of Directors (i) who was a member of such Board on the date of the Indenture or (ii) who was nominated or elected by at least two-thirds of the directors who were Continuing Directors at the time of such nomination or election or whose election to the Company's Board of Directors was recommended or endorsed by at least two-thirds of the directors who were Continuing Directors at the time of such election. Under this definition, if the present Board of Directors of the Company were to approve a new director or directors and then resign, no Change of Control would occur even though the present Board of Directors would thereafter cease to be in office.

     The Company's ability to repurchase Notes upon the occurrence of a Change of Control is subject to limitations. There can be no assurance that the Company would have the financial resources or be able to arrange financing on acceptable terms to pay the Repurchase Price for all the Notes as to which the purchase right is exercised. Further, any repurchase in connection with a Change in Control could, depending on the circumstances and absent a waiver from the holders of Senior Indebtedness, be blocked by the subordination provisions of the Notes. See "-- Subordination." The agreement relating to the Company's current Senior Indebtedness would limit the Company's ability to repurchase the Notes. See "Use of Proceeds." Failure by the Company to repurchase the Notes when required may result in an Event of Default with respect to the Notes (and with respect to Senior Indebtedness) whether or not such repurchase is permitted by the subordination provisions. See "-- Events of Default" and "Risk
Factors -- Limitations on Repurchase of Notes."

     Rule 13e-4 under the Exchange Act requires the dissemination of certain information to security holders in the event of an issuer tender offer and may apply in the event that the repurchase option becomes available to Holders of the Notes. The Company will comply with this rule to the extent applicable at that time.

     The foregoing provisions would not necessarily afford Holders of the Notes protection in the event of highly leveraged or other transactions involving the Company that may adversely affect Holders.

MERGERS AND SALES OF ASSETS BY THE COMPANY

     The Company may not consolidate with or merge into any other Person or, directly or indirectly, convey, transfer, sell, lease or otherwise dispose of its properties and assets substantially as an entirety to any Person (other than a conveyance, sale, transfer or lease to a wholly owned subsidiary), and the Company may not permit any Person (other than a wholly owned subsidiary) to merge into the Company or convey, transfer or lease its properties and assets substantially as an entirety to the Company, unless (a) the Person formed by such consolidation or into which the Company is merged or the Person to which the properties and assets of the Company are so transferred or leased is a corporation, limited liability company, partnership or trust organized and existing under the laws of the United States, any State thereof or the District of Columbia and has expressly assumed the due and punctual payment of the principal of, premium, if any, and interest on the Notes and the performance of the other covenants of the Company under the Indenture, (b) immediately after giving effect to such transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing, and (c) the Company has provided to the Trustee an Officer's Certificate and Opinion of Counsel if required by the Indenture. (sec. 801)

EVENTS OF DEFAULT

     The following will be Events of Default under the Indenture: (a) failure to pay principal or Redemption Price of any Note when due, whether or not such payment is prohibited by the subordination provisions of the Indenture; (b) failure to pay any interest on any Note when due, continuing for 30 days, whether or not such payment is prohibited by the subordination provisions of the Indenture; (c) default in the Company's obligation to provide a Company Notice of Change in Control; (d) failure to perform any other covenant of the Company in the Indenture, continuing for 60 days after written notice as provided in the Indenture; (e) any indebtedness for money borrowed by the Company in an aggregate principal amount in excess of $5,000,000 is not paid at final maturity or upon acceleration thereof and such default in payment or acceleration is not cured or rescinded within 30 days after written notice as provided in the Indenture; and (f) certain events of bankruptcy, insolvency or reorganization. (sec. 501) Subject to the provisions of the Indenture relating to the duties of the Trustee in case an Event of Default shall occur and be continuing, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee reasonable indemnity. (sec. 603) Subject to such provisions for the indemnification of the Trustee, the Holders of a majority in aggregate principal amount of the Outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. (sec. 512)

     If an Event of Default (other than an Event of Default specified in subsection (f) above) occurs and is continuing, either the Trustee or the Holders of not less than 25% in aggregate principal amount of the Outstanding Notes, by notice in writing to the Company, may declare the principal of all the Notes to be due and payable immediately, and upon any such declaration such principal and any accrued interest thereon will become immediately due and payable. If an Event of Default specified in subsection (f) occurs and is continuing, the principal and any accrued interest on all of the then Outstanding Notes shall ipso facto become due and payable immediately without any declaration or other Act on the part of the Trustee or any Holder.
(sec. 502)

     At any time after a declaration of acceleration has been made but before a judgment or decree based on acceleration, the Holders of a majority in aggregate principal amount of Outstanding Notes may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the nonpayment of accelerated principal and interest have cured or waived as provided in the Indenture. (sec. 502)

     No Holder of any Note will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless such Holder shall have previously given to the Trustee written notice of a continuing Event of Default and unless also the Holders of at least 25% in aggregate principal amount of the Outstanding Notes shall have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as trustee, and the Trustee shall not have received from the Holders of a majority in aggregate principal amount of the Outstanding Notes a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. (sec. 507) However, such limitations do not apply to a suit instituted by a Holder of a Note for the enforcement of payment of the principal of, premium, if any, or interest on such Note on or after the respective due dates expressed in such Note or of the right to convert such Note in accordance with the Indenture. (sec. 508)

     The Company will be required to furnish to the Trustee annually a statement as to the performance by the Company of certain of its obligations under the Indenture and as to any default in such performance. (sec. 1004)

MODIFICATION AND WAIVER

     Modifications and amendments of the Indenture may be made, and certain past defaults by the Company may be waived, with the written consent of the Holders of not less than a majority in aggregate principal amount of the Notes at the time Outstanding. However, no such modification or amendment may, without the consent of the Holder of each outstanding Note affected thereby, (a) change the Stated Maturity of the principal of, or any installment of interest on, any Note, (b) reduce the principal amount of, or the premium, if any, or rate of interest on, any Note, (c) reduce the amount payable upon redemption or repurchase, (d) modify the provisions with respect to the repurchase right of the Holders in a manner adverse to the Holders, (e) change the place or currency of payment of principal of, premium, if any, or interest on, any Note, (f) impair the right to institute suit for the enforcement of any payment on or with respect to any Note (including any payment of the Repurchase Price in respect of such Note), (g) modify the obligation of the Company to maintain an office or agency in New York City, (h) except as otherwise permitted by the Indenture or contemplated by provisions concerning consolidation, merger, conveyance, transfer, sale or lease of all or substantially all of the property and assets of the Company, adversely affect the right of Holders to convert any of the Notes or to require the Company to repurchase any Note other than as provided in the Indenture, (i) modify the subordination provisions in a manner adverse to the Holders of the Notes, (j) reduce the above-stated percentage of Outstanding Notes necessary to modify or amend the Indenture, or (k) reduce the percentage of aggregate principal amount of Outstanding Notes necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults. (sec.sec. 902 and 513)

     The Holders of a majority in aggregate principal amount of the Outstanding Notes may waive compliance by the Company with certain restrictive provisions of the Indenture. (sec. 1009) The Holders of a majority in aggregate principal amount of the Outstanding Notes also may waive any past default under the Indenture, except a default in the payment of principal, premium, if any, or interest. (sec. 513)

TRANSFER AND EXCHANGE

     The Company has initially appointed the Trustee as security registrar and transfer agent, acting through its Corporate Trust Office. The Company reserves the right to vary or terminate the appointment of the security registrar or of any transfer agent or to appoint additional or other transfer agents or to approve any change in the office through which any security registrar or any transfer agent acts. (sec.sec. 305 and 1002)

PURCHASE AND CANCELLATION

     The Company or any subsidiary may at any time and from time to time purchase Notes at any price in the open market or otherwise.

     All Notes surrendered for payment, redemption, repurchase, registration of transfer or exchange or conversion shall, if surrendered to any Person other than the Trustee, be delivered to the Trustee. All Notes so delivered to the Trustee shall be canceled promptly by the Trustee. No Notes shall be authenticated in lieu of or in exchange for any Notes canceled as provided in the Indenture.

TITLE

     The Company and the Trustee may treat the registered owner (as reflected in the Security Register) of any Note as the absolute owner thereof (whether or not such Note shall be overdue) for the purpose of making payment and for all other purposes. (sec. 308)

NOTICES

     Notice to Holders of the Notes will be given by first class mail to the addresses of such Holders as they appear in the Security Register. Such notices will be deemed to have been given on the date of the first such publication or on the date of such mailing, as the case may be. (sec. 106)

     Notice of a redemption of Notes will be given at least once not less than 30 nor more than 60 days prior to the redemption date (which notice shall be irrevocable) and will specify the redemption date. (sec. 1105)

REPLACEMENT OF NOTES

     Notes that become mutilated, destroyed, stolen or lost will be replaced by the Company at the expense of the Holder upon delivery to the Trustee of the mutilated Notes or evidence of the loss, theft or destruction thereof satisfactory to the Company and the Trustee. In the case of a lost, stolen or destroyed Note indemnity satisfactory to the Trustee and the Company may be required at the expense of the Holder of such Note before a replacement Note will be issued. (sec. 306)

SATISFACTION AND DISCHARGE

     The Company may discharge its payment obligations under the Indenture while Notes remain outstanding if (a) all outstanding Notes have become due and payable or will become due and payable at their scheduled maturity within one year, (b) all outstanding Notes are scheduled for redemption within one year or
(c) all outstanding Notes are delivered to the Trustee for conversion in accordance with the Indenture and in the case of (a) or (b) above, the Company has deposited with the Trustee an amount sufficient to pay and discharge the entire indebtedness on all outstanding Notes on the date of their scheduled maturity or the scheduled date of redemption. (sec. 401)

GOVERNING LAW

     The Indenture and the Notes will be governed by and construed in accordance with the laws of the State of New York. (sec. 112)

THE TRUSTEE

     In case an Event of Default shall occur (and shall not be cured), the Trustee will be required to use the degree of care of a prudent person in the conduct of his own affairs in the exercise of its powers. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any of the Holders of Notes, unless they shall have offered to the Trustee reasonable security or indemnity. (sec.sec. 601 and 603)

BOOK-ENTRY

     The Notes will be issued in the form of a global note (the "Global Note") deposited with, or on behalf of, The Depository Trust Company ("DTC") and registered in the name of Cede & Co. as DTC's nominee. Owners of beneficial interests in the Notes represented by the Global Note will hold such interests pursuant to the procedures and practices of DTC and must exercise any rights in respect of their interests (including any right to convert or require repurchase of their interests) in accordance with those procedures and practices. Such beneficial owners will not be Holders, and will not be entitled to any rights under the Global Note or the Indenture, with respect to the Global Note, and the Company and the Trustee, and any of their respective agents, may treat DTC as the sole Holder and owner of the Global Note.

     DTC has advised the Company as follows: DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporation, and certain other organizations. DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the Securities and Exchange Commission.

     Unless and until they are exchanged in whole or in part for certificated Notes in definitive form as set forth below, the Global Note may not be transferred except as a whole by DTC to a nominee of DTC, or by a nominee of DTC to DTC or another nominee of DTC.

     The Notes represented by the Global Note will not be exchangeable for certificated Notes, provided that if (a) DTC is at any time unwilling, unable or ineligible to continue as depositary and a successor depositary is not appointed by the Company within 90 days or (b) there shall have occurred and be continuing an Event of Default with respect to the Notes, the Company will issue individual Notes in definitive form in exchange for the Global Note. In addition, the Company may at any time and in its sole discretion determine not to have a Global Note, and, in such event, will issue individual Notes in definitive form in exchange for the Global Note previously representing all such Notes. In either instance, an owner of a beneficial interest in a Global Note will be entitled to physical delivery of Notes in definitive form equal in principal amount to such beneficial interest and to have such Notes registered in its name. Individual Notes so issued in definitive form will be issued in denominations of $1,000 and any larger amount that is an integral multiple of $1,000 and will be issued in registered form only, without coupons.

     Payments of principal of and interest on the Notes will be made by the Company through the Trustee to DTC or its nominee, as the case may be, as the registered owner of the Global Note. Neither the Company nor the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the Global Note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests. The Company expects that DTC, upon receipt of any payment of principal or interest in respect of the Global Note, will credit the accounts of the related participants with payment in amounts proportionate to their respective holdings in principal amount of beneficial interest in the Global Note as shown on the records of DTC. The Company also expects that payments by participants to owners of beneficial interests in the Global Note will be governed by standing customer instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such participants.

     So long as the Notes are represented by a Global Note, DTC or its nominee will be the only entity that can exercise a right to repayment pursuant to the Holder's option to elect repayment of its Notes or the right of conversion of the Notes. Notice by participants or by owners of beneficial interests in a Global Note held through such participants of the exercise of the option to elect repayment, or the right of conversion, of beneficial interests in Notes represented by the Global Note must be transmitted to DTC in accordance with its procedures on a form required by DTC and provided to participants. In order to ensure that DTC's nominee will timely exercise a right to repayment, or the right of conversion, with respect to a particular Note, the beneficial owner of such Notes must instruct the broker or other participant through which it holds an interest in such Notes to notify DTC of its desire to exercise a right to repayment, or the right of conversion. Different firms have different cut-off times for accepting instructions from their customers and, accordingly, each beneficial owner should consult the broker or other participant through which it holds an interest in a Note in order to ascertain the cut-off time by which such an instruction must be given in order for timely notice to be delivered to DTC. The Company will not be liable for any delay in delivery of such notice to DTC.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     The following is a summary of certain United States federal income tax considerations relating to the purchase, ownership and disposition of the Notes and of Common Stock into which Notes may be converted, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), and existing, temporary and proposed Treasury Regulations, laws, rulings and decisions now in effect, all of which are subject to change. This summary deals only with Holders that will hold Notes and Common Stock into which Notes may be converted as "capital assets" (within the meaning of Section 1221 of the Code) and that are (i) citizens or residents of the United States, (ii) domestic corporations, or (iii) otherwise subject to United States federal income taxation on a net income basis in respect of a Note or Common Stock. This summary does not address tax considerations applicable to investors that may be subject to special tax rules, such as banks, tax-exempt organizations, insurance companies, dealers in securities or currencies, or persons that will hold Notes as a position in a hedging transaction, "straddle" or "conversion transaction" for tax purposes. This summary discusses the tax considerations applicable to the initial purchasers of the Notes who purchase the Notes at their "issue price" as defined in Section 1273 of the Code and does not discuss the tax considerations applicable to subsequent purchasers of the Notes. The Company has not sought any ruling from the Internal Revenue Service with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the Internal Revenue Service will agree with such statements and conclusions.

     INVESTORS CONSIDERING THE PURCHASE OF NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME AND ESTATE TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

PAYMENT OF INTEREST

     Interest on a Note generally will be includable in the income of a Holder as ordinary income at the time such interest is received or accrued, in accordance with such Holder's method of accounting for United States federal income tax purposes.

SALE, EXCHANGE OR REDEMPTION OF THE NOTES

     Upon the sale, exchange or redemption of a Note, a Holder generally will recognize capital gain or loss equal to the difference between (i) the amount of cash proceeds and the fair market value of any property received on the sale, exchange or redemption (except to the extent such amount is attributable to accrued interest income not previously included in income which is taxable as ordinary income) and (ii) such Holder's adjusted tax basis in the Note. A Holder's adjusted tax basis in a Note generally will equal the cost of the Note to such Holder. Such capital gain or loss will be long-term capital gain or loss if the Holder's holding period in the Note is more than one year at the time of sale, exchange or redemption.

CONSTRUCTIVE DISTRIBUTION

     If at any time (i) the Company makes a distribution of cash or property to its shareholders or purchases Common Stock and such distribution or purchase would be a taxable distribution to such shareholders for United States federal income tax purposes (e.g., distributions of evidences of indebtedness or assets of the Company, but generally not stock dividends or rights to subscribe for Common Stock) and, pursuant to the anti-dilution provision of the Indenture, the conversion rate of the Notes is increased, or (ii) the conversion rate of the Notes is increased at the discretion of the Company, such increase in conversion rate may be deemed to be a taxable distribution to Holders of Notes (pursuant to Section 305 of the Code). Such a deemed distribution will be taxable as a dividend, return of capital or capital gain in accordance with the earnings and profits rules discussed under "-- Dividends." Holders of Notes could therefore have taxable income as a result of an event pursuant to which they receive no cash or property.

CONVERSION OF THE NOTES

     A Holder of a Note generally will not recognize any income, gain or loss upon conversion of a Note into shares of Common Stock except with respect to cash received either in lieu of a fractional share of Common Stock or attributable to accrued interest on the converted Notes. A Holder's tax basis in the Common Stock received on conversion of a Note will be the same as such Holder's adjusted tax basis in the Note at the time of conversion (reduced by any basis allocable to a fractional share interest). The holding period for the shares of Common Stock received on conversion will generally include the holding period of the Note converted.

     Cash received in lieu of a fractional share of Common Stock upon conversion will be treated as a payment in exchange for the fractional share of Common Stock. Accordingly, the receipt of cash in lieu of a fractional share of Common Stock generally will result in capital gain or loss (measured by the difference between the cash received for the fractional share and the Holder's adjusted tax basis in the fractional share).

DIVIDENDS

     Distributions paid on shares of Common Stock will constitute dividends for United States federal income tax purposes to the extent of the Company's current or accumulated earnings and profits and will be includable in the income of a Holder as ordinary income. Dividends paid to Holders that are United States corporations may qualify for a dividends-received deduction.

     To the extent that a distribution to a Holder on shares of Common Stock that would otherwise constitute a dividend for United States federal income tax purposes exceeds current and accumulated earnings and profits of the Company, such distribution will be treated first as a non-taxable return of capital, reducing the Holder's basis in the shares of Common Stock. Any such distribution in excess of the Holder's basis in the shares of Common Stock will be treated as capital gain.

SALE OF COMMON STOCK

     Upon the sale or exchange of Common Stock, a Holder generally will recognize capital gain or loss equal to the difference between (i) the amount of cash and the fair market value of any property received upon the sale or exchange and (ii) such Holder's adjusted tax basis in the Common Stock. Such capital gain or loss will be long-term if the Holder's holding period in such Common Stock is more than one year at the time of the sale or exchange. A Holder's basis and holding period in Common Stock received upon conversion of a Note are determined as discussed above under "Conversion of the Notes."

CONSTRUCTIVE SALE OF THE NOTES OR COMMON STOCK

     Under section 1001 of the H.R. 2014 (the "Bill"), which is currently pending before Congress, a taxpayer generally would be required to recognize gain with respect to an "appreciated financial position" upon entering into certain transactions, including, but not limited to, a short sale, certain offsetting notional principal contracts, or certain future or forward contracts, with respect to the "appreciated financial position." Both the Notes and the underlying Common Stock will constitute "appreciated financial positions" if gain would be recognized were such instruments sold for their fair market value. Accordingly, if the Bill is enacted into law, then upon entering into one of the enumerated transactions with respect to any Note or underlying Common Stock, the holder of such Note or Common Stock must recognize gain, if any, on such Note or Common Stock as if it sold either instrument for the instrument's fair market value. Proper adjustment will be made to the amount of gain or loss subsequently realized with respect to any Note or underlying Common Stock for any gain taken into account by virtue of the constructive sale, and the holding period of such Note or Common Stock will be determined as if such instrument were acquired on the date of the constructive sale. If enacted, section 1001 of the Bill generally will apply to any constructive sale occurring after June 8, 1997.

INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

     In general, information reporting requirements will apply to payments of principal, premium, if any, and interest on a Note, payments of dividends on Common Stock, payments of the proceeds of the sale of a Note and payments of the proceeds of the sale of Common Stock to certain noncorporate Holders, and a 31% backup withholding tax may apply to such payments if the Holder (i) fails to furnish or certify his correct taxpayer identification number to the payor in the manner required, (ii) is notified by the Internal Revenue Service (the "IRS") that he has failed to report payments of interest and dividends properly, or (iii) under certain circumstances, fails to certify that he has not been notified by the IRS that he is subject to backup withholding for failure to report interest and dividend payments. Any amounts withheld under the backup withholding rules from a payment to a Holder will be allowed as a credit against such Holder's United States federal income tax and may entitle the Holder to a refund, provided that the required minimum information is furnished to the IRS.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     The Company is authorized to issue 50,000,000 shares of Common Stock, par value $.01 per share, and 15,000,000 shares of preferred stock, par value $.10 per share (the "Preferred Stock"). As of July 1, 1997, 6,079,519 shares of Common Stock were outstanding and such shares were held by approximately 119 holders of record. None of the Preferred Stock is outstanding.

     The following descriptions of the Common Stock and the Preferred Stock are based on the Company's Articles of Incorporation (the "Articles") and Bylaws and applicable Florida law.

COMMON STOCK

     Each holder of Common Stock is entitled to one vote for each share owned of record on all matters presented to the shareholders. In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share equally and ratably in the assets of the Company, if any, remaining after the payment of all debts and liabilities of the Company and the liquidation preference of any outstanding Preferred Stock. The Common Stock has no preemptive rights, no cumulative voting rights and no redemption, sinking fund or conversion provisions. Currently, 1,500,000 shares of Common Stock are reserved for issuance under the Company's Incentive Stock Option Plan (the "ISO Plan").

     Holders of Common Stock are entitled to receive dividends if, as and when declared by the Board of Directors out of funds legally available therefor, subject to the dividend and liquidation rights of any Preferred Stock that may be issued and outstanding and subject to any dividend restrictions in the Revolving Credit Facility. No dividends or other distributions (including redemptions or repurchases of shares of capital stock) may be made if after giving effect to any such dividends or distributions, the Company would not be able to pay its debts as they become due in the usual course of business or the Company's total assets would be less than the sum of its total liabilities plus the amount that would be needed at the time of a liquidation to satisfy the preferential rights of any holders of Preferred Stock. See "Dividend Policy."

     All of the shares of Common Stock offered hereby, when issued and sold, will be validly issued, fully paid and nonassessable.

     The transfer agent and registrar for the Common Stock is First Union National Bank of North Carolina, Charlotte, North Carolina.

PREFERRED STOCK

     The Board of Directors of the Company is authorized, without further shareholder action, to designate and issue from time to time one or more series of Preferred Stock. The Board of Directors may fix and determine the designations, preferences and relative rights and qualifications, limitations or restrictions of any series of Preferred Stock so established, including voting powers, dividend rights, liquidation preferences, redemption rights and conversion privileges. Because the Board of Directors has the power to establish the preferences and rights of each series of Preferred Stock, it may afford the holders of any series of Preferred Stock preferences and rights, voting or otherwise, senior to the rights of holders of Common Stock. As of the date of this Prospectus, the Board of Directors has not authorized any series of Preferred Stock and has no plans to issue any shares of Preferred Stock.

CERTAIN PROVISIONS OF THE COMPANY'S ARTICLES OF INCORPORATION

     The Articles provide that special meetings of shareholders may be called only by: (i) holders of not less than 25% of all votes entitled to be cast at the meeting; (ii) the President; (iii) the Board of Directors; or

(iv) the Chairman of the Board of Directors. Shareholders may take action only at a duly called and held meeting and may not take action by written consent.

     The Articles provide for a classified Board of Directors and permit removal of directors only for cause by the shareholders of the Company at a meeting by the affirmative vote of at least 66 2/3% of the outstanding shares of Common Stock. See "Management -- Executive Officers and Directors." The Articles establish an advance notice procedure for the nomination of candidates for election as directors, as well as for other shareholder proposals to be considered at shareholders' meetings. Nominations may be made at shareholders' meetings by or at the direction of the Board of Directors, by any nominating committee or person appointed by the Board or by any shareholder entitled to vote for the election of directors. Notice of shareholder proposals and nominations of directors by shareholders must be given timely in writing to the Secretary of the Company before the meeting at which such matters are to be acted upon or directors are to be elected. Such notice, to be timely, must be received at the principal executive offices of the Company with respect to shareholder proposals and elections to be held at the annual meeting, not less than 60 days before the date of the meeting at which the director(s) are to be elected; however, if less than 70 days' notice or prior public disclosure of the date of the scheduled meeting is given or made, notice by the shareholder, to be timely, must be so delivered or received not later than the close of business on the tenth day following the earlier of the day on which notice of the date of such meeting is mailed to shareholders or public disclosure of the date of such meeting is made.

     Notice to the Company from a shareholder who intends to present a proposal or to nominate a person for election as a director at a meeting must contain certain information about the shareholder giving such notice and, in the case of director nominations, all information that would be required to be included in a proxy statement soliciting proxies for the election of the proposed nominee (including such person's written consent to serve as a director if so elected). If the presiding officer of the meeting determines that a shareholder's proposal or nomination is not made in accordance with the procedures set forth in the Articles, such proposal or nomination, at the direction of such presiding officer, may be disregarded. The notice requirement for shareholder proposals contained in the Articles does not restrict a shareholder's right to include proposals in the Company's annual proxy materials pursuant to rules promulgated under the Exchange Act.

     The preceding provisions of the Articles may be changed only upon the affirmative vote of holders of 66 2/3% of the outstanding Common Stock.

     The provisions of the Articles summarized in the preceding four paragraphs and the provisions of Florida's Business Corporation Act described under "Certain Provisions of Florida Law" may have certain anti-takeover effects. Such provisions, individually or in combination, may discourage other persons, or make it more difficult, without the approval of the Board of Directors, for other persons to make a tender offer or acquisitions of substantial amounts of the Common Stock or from launching other takeover attempts that a shareholder might consider in such shareholder's best interest, including attempts that might result in the payment of a premium over the market price for the Common Stock held by such shareholder.

CERTAIN PROVISIONS OF FLORIDA LAW

     The Company is subject to several anti-takeover provisions under Florida law that apply to a public corporation organized under Florida law, unless the corporation has elected to opt out of those provisions in its articles of incorporation or bylaws. The Company has not elected to opt out of those provisions. The Florida Business Corporation Act, as amended (the "FBCA"), prohibits the voting of shares in a publicly-held Florida corporation that are acquired in a "control share acquisition" unless the holders of a majority of the corporation's voting shares (exclusive of shares held by officers of the corporation, inside directors or the acquiring party) approve the granting of voting rights as to the shares acquired in the control share acquisition. A "control share acquisition" is defined as an acquisition that immediately thereafter entitles the acquiring party to vote in the election of directors within each of the following ranges of voting power: (i) one-fifth or more but less than one-third of such voting power; (ii) one-third or more but less than a majority of such voting power; and (iii) more than a majority of such voting power.

     The FBCA also contains an "affiliated transaction" provision that prohibits a publicly-held Florida corporation from engaging in a broad range of business combinations or other extraordinary corporate transactions with an "interested shareholder" unless: (i) the transaction is approved by a majority of disinterested directors before the person becomes an interested shareholder;
(ii) the interested shareholder has owned at least 80% of the corporation's outstanding voting shares for at least five years; or (iii) the transaction is approved by the holders of two-thirds of the corporation's voting shares other than those owned by the interested shareholder. An interested shareholder is defined as a person who together with affiliates and associates beneficially owns more than 10% of the corporation's outstanding voting shares.

                                  UNDERWRITING

     Subject to the terms and conditions of an underwriting agreement (the "Underwriting Agreement") among the Company and the Underwriters named below (the "Underwriters"), the Company has agreed to sell to each of the Underwriters named below, and each of such Underwriters have severally agreed to purchase from the Company, the principal amount of Notes set forth opposite its name below.

UNDERWRITER                                                 AMOUNT OF NOTES
-----------                                                 ----------------
Raymond James & Associates, Inc. .........................    $ 38,750,000
Forum Capital Markets L.P. ...............................      38,750,000
Stephens Inc. ............................................      17,500,000
Needham & Company, Inc. ..................................       5,000,000
                                                              ------------
          Total...........................................    $100,000,000
                                                              ============

     The Underwriting Agreement provides that the obligations of the Underwriters to purchase the Notes are subject to certain conditions. The Underwriters are committed to purchase all the Notes if any of the Notes are purchased.

     The Company has granted to the Underwriters an option, expiring 30 days after the date of this Prospectus, to purchase from the Company up to an aggregate of $15,000,000 additional principal amount of Notes at the public offering price less the underwriting discount set forth on the cover page of this Prospectus solely to cover over-allotments, if any. If the Underwriters exercise such option, the Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the principal amount of the Notes to be purchased by each of them shown in the above table bears to the aggregate principal amount of the Notes offered hereby.

     The Notes will not be listed on any securities exchange or the Nasdaq National Market. The Underwriters have advised the Company that they intend to make a market in the Notes. The Underwriters are not obligated, however, to make a market in the Notes, and any such market making may be discontinued at any time at the sole discretion of the Underwriters without notice.

     Forum Capital Markets L.P., on behalf of the Underwriters, may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase shares of Common Stock so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of Common Stock in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit Forum Capital Markets L.P., on behalf of the Underwriters, to reclaim a selling concession from a syndicate member when the Notes originally sold by such syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Such over-allotment, stabilizing transactions, syndicate covering transaction and penalty bids may cause the price of the Notes to be higher than it would otherwise be in the absence of such transaction. These transactions may be effected in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

     The Company has agreed to indemnify the Underwriters against certain liabilities under the Securities Act, or to contribute to certain payments that the Underwriters may be required to make in respect thereof.

     Barry M. Alpert, a director of the Company, is a Managing Director of Raymond James & Associates, Inc., one of the Underwriters.

                                 LEGAL MATTERS

     Certain legal matters in connection with the offering and sale of the Notes will be passed upon for the Company by Holland & Knight LLP, Tampa, Florida. The validity of the Notes will be passed upon for the Underwriters by King & Spalding, New York, New York.

                                    EXPERTS

     The Consolidated Financial Statements and schedule of the Company at December 31, 1995, 1996 and for each of the three years in the period ended December 31, 1996, included and incorporated by reference in this Prospectus have been audited by Grant Thornton LLP, independent certified public accountants, as set forth in their reports with respect thereto, and are included and incorporated herein in reliance upon the authority of such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files periodic reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy and information statements and other information filed by the Company may be inspected and copies may be obtained (at prescribed rates) at the Commission's Public Reference Section, 450 5th Street, N.W., Washington, D.C. 20549, as well as the following Regional Offices of the Commission: Seven World Trade Center, 13th Floor, New York, New York 10048 and at Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can also be obtained by mail from the Public Reference Section, Securities and Exchange Commission, 450 Fifth Street, N.W., Washington D.C. 20549, upon payment of prescribed rates. In addition, electronically filed documents, including reports, proxy and information statements and other information regarding the Company, can be obtained from the Commission's Web site at: http://www.sec.gov. The Company's Common Stock is traded on the Nasdaq National Market, and reports, proxy statements and other information concerning the Company can also be inspected at the offices of the National Association of Securities Dealers, Inc. at 1735 K Street, Washington, D.C. 20006.

     The Company has filed a Registration Statement on Form S-3 under the Securities Act with respect to the Notes offered hereby (the "Registration Statement"). This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and such Common Stock offered hereby, reference is made to the Registration Statement and the exhibits, schedules and reports filed as part thereof. Statements contained in the Prospectus with respect to the contents of any contract or other document filed as an exhibit to the Registration Statement are not necessarily complete, and in each such instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement. Each such statement is qualified in all respects by such reference to such exhibit. Copies of all or any part of the Registration Statement, including the documents incorporated by reference therein or exhibits thereto, may be obtained upon payment of the prescribed rates at the offices of the Commission set forth above.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission pursuant to the Exchange Act are hereby incorporated by reference in this Prospectus:

          (1) The Company's Annual Report on Form 10-K for the year ended December 31, 1996; and

          (2) The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997.

     All documents filed by the Company pursuant to sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Notes shall be deemed to be incorporated by reference in this Prospectus. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom a Prospectus is delivered, upon written or oral request of such person, a copy of any and all of the information that has been incorporated by reference in this Prospectus (excluding exhibits unless such exhibits are specifically incorporated by reference into such documents). Please direct such requests to the Secretary, Reptron Electronics, Inc., 14401 McCormick Drive, Tampa, Florida, 33626, telephone number (813) 854-2351.

                           REPTRON ELECTRONICS, INC.

                   INDEX TO FINANCIAL STATEMENTS AND SCHEDULE

                                                              PAGE
                                                              ----
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS..........   F-2

CONSOLIDATED FINANCIAL STATEMENTS

  Consolidated Balance Sheets as of December 31, 1995 and
     1996 and March 31, 1997 (unaudited)....................   F-3

  Consolidated Statements of Earnings for the years ended
     December 31, 1994, 1995 and 1996, and the three months
     ended March 31, 1996 and 1997 (unaudited)..............   F-4

  Consolidated Statement of Shareholders' Equity for the
     years ended December 31, 1994, 1995 and 1996, and the
     three months ended March 31, 1997 (unaudited)..........   F-5

  Consolidated Statements of Cash Flows for the years ended
     December 31, 1994, 1995 and 1996, and the three months
     ended March 31, 1996 and 1997 (unaudited)..............   F-6

  Notes to Consolidated Financial Statements................   F-7

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON
  SCHEDULE..................................................  F-18

  Schedule II -- Valuation and Qualifying Accounts for the
     years ended December 31, 1994, 1995 and 1996...........  F-19

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Reptron Electronics, Inc.

     We have audited the accompanying consolidated balance sheets of Reptron Electronics, Inc. as of December 31, 1996 and 1995, and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Reptron Electronics, Inc. as of December 31, 1996 and 1995, and the consolidated results of operations and cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                          GRANT THORNTON LLP

Tampa, Florida
February 5, 1997

                           REPTRON ELECTRONICS, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                                  DECEMBER 31,
                                                              ---------------------   MARCH 31,
                                                                1995        1996         1997
                                                              ---------   ---------   ----------
                                                              (IN THOUSANDS, EXCEPT SHARE DATA)
                                                                                      (UNAUDITED)
                                     ASSETS
CURRENT ASSETS
  Cash and cash equivalents.................................   $    224    $    479     $     50
  Accounts receivable -- trade, less allowances for doubtful
     accounts of $180, $350 and $350, respectively..........     41,234      39,807       47,360
  Inventories...............................................     63,461      58,694       65,498
  Prepaid expenses and other................................      1,842       2,764        4,714
  Deferred tax benefit......................................        124         138          167
                                                               --------    --------     --------
          Total current assets..............................    106,885     101,882      117,789
PROPERTY, PLANT AND EQUIPMENT -- AT COST, NET...............     20,953      30,869       33,189
EXCESS OF COST OVER NET ASSETS ACQUIRED, NET................      4,385       4,504        4,444
OTHER ASSETS................................................      1,515       1,377        2,048
                                                               --------    --------     --------
                                                               $133,738    $138,632     $157,470
                                                               ========    ========     ========
                        LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Accounts payable -- trade.................................   $ 24,948    $ 18,339     $ 22,359
  Notes payable to banks....................................      1,933          --        2,856
  Current portion of long-term obligations..................      2,547       3,560        2,352
  Accrued expenses..........................................      1,828       2,506        2,028
  Income taxes payable......................................         --         246           --
                                                               --------    --------     --------
          Total current liabilities.........................     31,256      24,651       29,595
NOTES PAYABLE TO BANKS......................................     50,200      48,550       60,000
LONG-TERM OBLIGATIONS, less current portion.................     10,430      15,235       15,417
DEFERRED INCOME TAXES.......................................        904       1,506        1,585
COMMITMENTS AND CONTINGENCIES...............................         --          --           --
SHAREHOLDERS' EQUITY
  Preferred Stock -- authorized 15,000,000 shares of $.10
     par value; no shares issued............................         --          --           --
  Common Stock -- authorized, 15,000,000 shares of $.01 par
     value; issued and outstanding, 6,048,519, 6,065,519 and
     6,071,019 shares, respectively.........................         60          61           61
  Additional paid-in capital................................     21,145      21,233       21,260
  Retained earnings.........................................     19,743      27,396       29,552
                                                               --------    --------     --------
                                                                 40,948      48,690       50,873
                                                               --------    --------     --------
                                                               $133,738    $138,632     $157,470
                                                               ========    ========     ========

        The accompanying notes are an integral part of these statements.

                           REPTRON ELECTRONICS, INC.

                      CONSOLIDATED STATEMENTS OF EARNINGS

                                                                                THREE MONTHS ENDED
                                             YEAR ENDED DECEMBER 31,                 MARCH 31,
                                       ------------------------------------   -----------------------
                                          1994         1995         1996         1996         1997
                                       ----------   ----------   ----------   ----------   ----------
                                               (IN THOUSANDS EXCEPT SHARE AND PER SHARE DATA)
                                                                                    (UNAUDITED)
Net sales............................  $  164,005   $  223,344   $  268,937   $   66,551   $   76,251
Cost of goods sold...................     133,794      183,181      217,088       54,569       62,179
                                       ----------   ----------   ----------   ----------   ----------
Gross profit.........................      30,211       40,163       51,849       11,982       14,072
Selling, general and administrative
  expenses...........................      19,051       26,586       35,023        8,348        9,250
                                       ----------   ----------   ----------   ----------   ----------
Operating income.....................      11,160       13,577       16,826        3,634        4,822
Interest expense.....................       1,474        2,767        4,025        1,102        1,228
                                       ----------   ----------   ----------   ----------   ----------
Earnings before income taxes.........       9,686       10,810       12,801        2,532        3,594
Income tax provision.................       3,823        4,324        5,148        1,013        1,438
                                       ----------   ----------   ----------   ----------   ----------
          NET EARNINGS...............       5,863        6,486        7,653        1,519        2,156
                                       ==========   ==========   ==========   ==========   ==========
          Net earnings per common
            share....................  $     1.03   $     1.05   $     1.24   $     0.25   $     0.35
                                       ==========   ==========   ==========   ==========   ==========
Weighted average Common Stock and
  Common Stock equivalent shares
  outstanding........................   5,713,808    6,170,265    6,179,231    6,168,288    6,206,952
                                       ==========   ==========   ==========   ==========   ==========

        The accompanying notes are an integral part of these statements.

                           REPTRON ELECTRONICS, INC.

                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

                                                   TOTAL              ADDITIONAL
                                                  SHARES       PAR     PAID-IN     RETAINED   SHAREHOLDERS'
                                                OUTSTANDING   VALUE    CAPITAL     EARNINGS      EQUITY
                                                -----------   -----   ----------   --------   -------------
                                                             (IN THOUSANDS, EXCEPT SHARE DATA)
Balance at January 1, 1994....................   4,230,769     $42     $    --     $ 7,394       $ 7,436
Initial public offering, net of offering costs
  of $708.....................................   1,800,000      18      21,036          --        21,054
Exercise of stock options.....................      12,500      --          62          --            62
Net Earnings..................................          --      --          --       5,863         5,863
                                                 ---------     ---     -------     -------       -------
Balance at December 31, 1994..................   6,043,269      60      21,098      13,257        34,415
Exercise of stock options.....................       5,250      --          47          --            47
Net Earnings..................................          --      --          --       6,486         6,486
                                                 ---------     ---     -------     -------       -------
Balance at December 31, 1995..................   6,048,519      60      21,145      19,743        40,948
Exercise of stock options.....................      17,000       1          88          --            89
Net Earnings..................................          --      --          --       7,653         7,653
                                                 ---------     ---     -------     -------       -------
Balance at December 31, 1996..................   6,065,519      61      21,233      27,396        48,690
Exercise of stock options (Unaudited).........       5,500      --          27          --            27
Net Earnings (Unaudited)......................          --      --          --       2,156         2,156
                                                 ---------     ---     -------     -------       -------
Balance at March 31, 1997 (Unaudited).........   6,071,019     $61     $21,260     $29,552       $50,873
                                                 =========     ===     =======     =======       =======

         The accompanying notes are an integral part of this statement.

                           REPTRON ELECTRONICS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                   THREE MONTHS
                                                    YEAR ENDED DECEMBER 31,       ENDED MARCH 31,
                                                  ----------------------------   -----------------
                                                   1994       1995      1996      1996      1997
                                                  -------   --------   -------   -------   -------
                                                                   (IN THOUSANDS)
                                                                                    (UNAUDITED)
Increase (decrease) in cash and cash equivalents
Cash flows from operating activities:
  Net earnings..................................  $ 5,863   $  6,486   $ 7,653   $ 1,519   $ 2,156
                                                  -------   --------   -------   -------   -------
  Adjustments to reconcile net earnings to net
     cash provided by (used in) operating
     activities.................................
     Depreciation and amortization..............    1,389      2,462     3,638       685     1,031
     Gain on sale of assets.....................      (24)        --       (47)       --        (2)
     Deferred income taxes......................      369        350       588        --        50
     Change in assets and liabilities:
       Accounts receivable -- trade.............   (2,531)   (11,425)    1,427     2,932    (7,553)
       Inventories..............................   (7,990)   (23,329)    4,344     6,022    (6,804)
       Prepaid expenses and other...............     (744)      (669)     (920)      (34)   (1,951)
       Other assets.............................     (507)      (963)     (396)      397      (788)
       Related party receivable.................      479         --        --        --        --
       Accounts payable -- trade................     (678)     5,842    (6,607)   (9,985)    4,020
       Accrued expenses.........................     (454)       457       678      (449)     (478)
       Income taxes payable.....................     (156)       (72)      246       617      (246)
                                                  -------   --------   -------   -------   -------
          Net cash provided by (used in)
            operating activities................   (4,984)   (20,861)   10,604     1,704   (10,565)
                                                  -------   --------   -------   -------   -------
Cash flows from investing activities:
  Net cash paid for acquisitions................       --    (12,629)       --       (91)       --
  Purchases of property, plant and equipment....   (5,900)    (7,642)   (7,586)   (3,062)   (3,173)
  Proceeds from sale of property, plant and
     equipment..................................       --         --        72        --         2
                                                  -------   --------   -------   -------   -------
          Net cash used in investing
            activities..........................   (5,900)   (20,271)   (7,514)   (3,153)   (3,171)
                                                  -------   --------   -------   -------   -------
Cash flows from financing activities:
  Net proceeds from (payments on) note payable
     to bank....................................   (7,551)    35,642    (3,582)      (33)   14,306
  Proceeds from long-term obligation............       77      7,389     3,409     2,100        --
  Payments on long-term obligations.............   (2,586)    (1,988)   (2,751)     (684)   (1,026)
  Net proceeds from initial public offering.....   21,054         --        --        --        --
  Proceeds from exercise of stock options.......       62         47        89        26        27
                                                  -------   --------   -------   -------   -------
          Net cash provided by (used in)
            financing activities................   11,056     41,090    (2,835)    1,409    13,307
                                                  -------   --------   -------   -------   -------
          Net increase (decrease) in cash and
            cash equivalents....................      172        (42)      255       (40)     (429)
Cash and cash equivalents at beginning of
  period........................................       94        266       224       224       479
                                                  -------   --------   -------   -------   -------
Cash and cash equivalents at end of period......  $   266   $    224   $   479   $   184   $    50
                                                  =======   ========   =======   =======   =======

        The accompanying notes are an integral part of these statements.

                           REPTRON ELECTRONICS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE A -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Reptron Electronics, Inc. (the "Company") is a leading integrated electronics company providing through two divisions both value-added distribution of electronic components ("Reptron Distribution") and targeted contract manufacturing services ("K-Byte Manufacturing"). Reptron Distribution sells to over 60 vendor lines of semiconductors, passive products and electromechanical components, including more than 35,000 different items. K-Byte Manufacturing focuses on establishing primary or sole source relationships with OEMs in a wide variety of industries that require complex circuit board assembly with low-to-medium volume production requirements.

     A summary of the significant accounting policies consistently applied in the preparation of the accompanying consolidated financial statements follows:

          1. Principles of Consolidation. The financial statements include the accounts of Reptron Electronics, Inc. and its wholly-owned subsidiary. All significant inter-company balances and transactions have been eliminated.

          2. Cash Equivalents. For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

          3. Inventories. Inventories are stated at the lower of cost or market. For K-Byte Manufacturing, cost is determined using the first-in, first-out method (FIFO). To better reflect the movement of Reptron Distribution inventory, the Company changed its inventory method from FIFO to the average cost method. Since the average cost method and FIFO generally yield similar results, the change had and will have an immaterial effect on the financial statements of the Company.

          4. Property, Plant and Equipment. Depreciation is provided for, using the straight-line method, in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives (building 39 1/2 years, all other asset categories 5 years). Leasehold improvements are amortized using the straight-line method over the lives of the respective leases or the service lives of the improvements, whichever is shorter.

          Leased equipment under capital leases is amortized using the straight-line method over the lives of the respective leases or over the service lives of the assets for those leases which substantially transfer ownership.

          5. Production Set-up Costs. Under certain contractual arrangements with customers, the Company incurs set-up costs. These costs are capitalized, included in prepaid expenses and other assets, and amortized over the contract period, or two years, whichever is less, using the straight-line method. Amortization begins after the development stage of the contract is complete and the production stage begins.

          6. Excess of Cost Over Net Assets Acquired. The excess of cost over net assets acquired is amortized over twenty years using the straight-line method. Accumulated amortization totaled approximately $134,000, $362,000 and $422,000 at December 31, 1995, 1996, and March 31, 1997, respectively.

          7. Accounting for Impairment of Long-Lived Assets. The Company's evaluates long-lived assets and intangibles held and used for impairment whenever events or changes in circumstances indicate that carrying amounts may not be recoverable. Impairment is recognized when the carrying amounts of such assets cannot be recovered by the net cash flows they will generate.

          8. Income Taxes. The Company accounts for income taxes on the liability method, as provided by Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting For Income Taxes." Under the liability method specified by SFAS 109, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities as measured

                           REPTRON ELECTRONICS, INC.

     by the enacted tax rates which will be in effect when these differences reverse. Deferred tax expense is the result of changes in deferred tax assets and liabilities.

          9. Earnings Per Common Share. Earnings per share are computed using the weighted average number of Common Shares plus Common Stock equivalents, consisting of the incentive stock options, using the treasury stock method. Primary and fully diluted calculations result in the same earnings per share. If the sale by the Company of 1,800,000 shares of Common Stock had occurred on January 1, 1994 and the net proceeds of the sale had been applied to the reduction of the Company's Revolving Credit Facility, earnings per share would have been $0.99 in 1994.

          10. Use of Estimates. In preparing financial statements in conformity with generally accepted accounting principles, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

          11. New Accounting Pronouncement. In October, 1995 the Financial Accounting Standards Board issued SFAS No. 123 "Accounting for Stock Based Compensation". For employee stock awards, as allowed by SFAS No. 123, the Company has elected to continue using the accounting method promulgated by Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees". The pro-forma disclosures required by SFAS No. 123, as a result of this election, would have resulted in a decrease in net earnings in 1995 and 1996 of approximately $45,000 and $90,000 respectively are not included as the pro-forma effect on these financial statements is insignificant. These pro-forma amounts may not be representative of future disclosures because they reflect options granted for only three years, while the effect of issuing the options is recognized over a five year period.

          12. Reclassifications. Certain reclassifications have been made to conform the 1994 and 1995 presentations to the 1996 presentation.

          13. Unaudited Financial Statements. The unaudited financial statements and the related notes thereto for March 31, 1996 and 1997 include all normal and recurring adjustments which in the opinion of management are necessary for a fair presentation and are prepared on the same basis as audited annual statements. The interim results are not necessarily indicative of the results that may be expected for the full year.

NOTE B -- STATEMENTS OF CASH FLOWS

     Supplemental disclosures of cash flow information (in thousands):

                                                                      THREE MONTHS ENDED
                                         YEAR ENDED DECEMBER 31,          MARCH 31,
                                        --------------------------    ------------------
                                         1994      1995      1996      1996       1997
                                        ------    ------    ------    -------    -------
                                                                         (UNAUDITED)
Cash paid during the period indicated
  for:
  Interest............................  $1,436    $2,781    $4,879     $1,102     $1,125
  Income taxes........................  $3,437    $4,085    $4,269     $  396     $2,425

     The Company incurred approximately $2,061,000, $2,645,000, $5,209,000 and $372,000 of obligations under capital leases for the acquisition of equipment during 1994, 1995, 1996 and the three months ended March 31, 1996, respectively. No capital leases were entered into during the period ended March 31, 1997.

                           REPTRON ELECTRONICS, INC.

     The Company purchased substantially all the assets of Cronin Electronics, Inc. and the electronic component division of Western Micro Technology, Inc. during 1995. In conjunction with the acquisitions, specified liabilities were assumed as follows (in thousands):

Fair value of assets acquired...............................    $ 19,467
Cash paid...................................................     (12,629)
                                                                --------
Liabilities assumed.........................................    $  6,838
                                                                ========

NOTE C -- INVENTORIES

     Inventories consist of the following (in thousands):

                                                           DECEMBER 31,       MARCH 31,
                                                        ------------------    ---------
                                                         1995       1996        1997
                                                        -------    -------    ---------
                                                                              (UNAUDITED)
Reptron Distribution:
  Inventories.........................................  $43,647    $31,085     $36,362
K-Byte Manufacturing:
  Work in process.....................................    7,421      8,833      11,089
  Raw materials.......................................   12,393     18,776      18,047
                                                        -------    -------     -------
                                                        $63,461    $58,694     $65,498
                                                        =======    =======     =======

NOTE D -- PROPERTY, PLANT, AND EQUIPMENT

     Property, plant and equipment consist of the following (in thousands):

                                                           DECEMBER 31,       MARCH 31,
                                                        ------------------    ---------
                                                         1995       1996        1997
                                                        -------    -------    ---------
                                                                              (UNAUDITED)
Land and buildings....................................  $ 6,765    $ 6,837     $15,375
Furniture, fixtures and equipment.....................   18,375     24,908      27,427
Leasehold improvements................................    1,182      1,275       1,240
Construction in progress..............................    2,564      8,380         476
                                                        -------    -------     -------
                                                         28,886     41,400      44,518
Less accumulated depreciation and amortization........    7,933     10,531      11,329
                                                        -------    -------     -------
                                                        $20,953    $30,869     $33,189
                                                        =======    =======     =======

     The Company completed construction of a 150,000 square foot manufacturing and warehouse facility in 1997. The total cost of the construction project was approximately $8,000,000, exclusive of land costs. During the years ended December 31, 1995 and 1996 and the three months ended March 31, 1996 and 1997, capitalized interest totaled approximately $170,000, $820,000, $200,000 and $197,000, respectively.

NOTE E -- NOTES PAYABLE TO BANKS

     The Company is a party to an Amended and Restated Revolving Credit and Reimbursement Agreement dated June 29, 1995, as amended (the "Revolving Credit Facility"). Pursuant to the Revolving Credit Facility, four lenders have made available to the Company a $55 million revolving credit facility ($60 million at March 31, 1997). The lenders may advance funds to the Company pursuant to two types of loans, each of which bears a separate rate of interest. As long as the Company is not in default under the Revolving Credit Facility, and upon notice to the lender, the Company may convert advances from one type of loan to the other. Interest rates on advances made under the Revolving Credit Facility ranged from 7.25% to 8.25% as of

                           REPTRON ELECTRONICS, INC.

December 31, 1996 (7.06% to 8.50% as of March 31, 1997). Borrowings under the Revolving Credit Facility are collateralized by all of the Company's inventory and accounts receivable. The Revolving Credit Facility contains certain financial covenants, including the requirement that the Company maintain a minimum tangible net worth, maintain various financial ratios and limit the amount of capital expenditures. In addition, the Revolving Credit Facility requires the financial institutions' approval of dividends in excess of the lesser of $1,000,000 or 25% of net earnings, thereby restricting the distribution of the retained earnings of the Company. The Company was in compliance with all financial covenants as of December 31, 1996. The Revolving Credit Facility is scheduled to terminate on June 30, 1999 but may be extended by agreement.

     The weighted average interest rate on short-term borrowings on December 31, 1995 was 8.01% and there were no short term borrowings on December 31, 1996.

NOTE F -- LONG-TERM OBLIGATIONS

     Long-term obligations consist of the following (in thousands):

                                                             DECEMBER 31       MARCH 31,
                                                          -----------------   -----------
                                                           1995      1996        1997
                                                          -------   -------   -----------
                                                                              (UNAUDITED)
Variable rate demand notes issued in conjunction with
  the notes payable to banks, collateralized by certain
  land and buildings due in semi-annual payments of $500
  beginning July 1, 1996 through 2003, interest rates
  range from 5.4% to 6.2% at December 31, 1996..........  $ 6,300   $ 9,300     $ 8,800
Capitalized lease obligations (net of interest of
  approximately $1,894) for equipment, due in monthly
  principal and interest payments of approximately $189,
  through 2001..........................................    4,575     6,467       6,057
Notes payable collateralized by real property, due in
  monthly principal and interest installments of $13,
  two requiring a final balloon payment due March 1998,
  interest rates of prime plus .5% (8.75% at December
  31, 1996) and 10%.....................................      568       983         969
Notes payable collateralized by certain equipment, due
  in monthly principal and interest installments of $47,
  through November 2001 at an interest rates of 7.5% and
  7.9%..................................................      998     2,045       1,943
Other...................................................      536        --          --
                                                          -------   -------     -------
                                                           12,977    18,795      17,769
Less current maturities.................................    2,547     3,560       2,352
                                                          -------   -------     -------
                                                          $10,430   $15,235     $15,417
                                                          =======   =======     =======

     At December 31, 1996, aggregate maturities of long-term obligations are as follows (in thousands):

                        YEAR ENDING
                        DECEMBER 31,
                        ------------
  1997......................................................  $ 3,560
  1998......................................................    3,755
  1999......................................................    2,871
  2000......................................................    2,622
  2001......................................................    2,018
  Thereafter................................................    3,969
                                                              -------
                                                              $18,795
                                                              =======

                           REPTRON ELECTRONICS, INC.

     The Company has entered into various capital leases for equipment, totaling approximately $2,061,000 in 1994, $2,645,000 in 1995, $5,209,000 in 1996 and
$372,000 for the three months ended March 31, 1996. No capital leases were entered into during the period ended March 31, 1997. At December 31, 1995 and 1996 and March 31, 1997, the net book value of equipment under capital leases is approximately $6,034,000, $7,215,000 and $6,988,000, respectively. The related capital lease obligations are included with long-term obligations.

NOTE G -- INCOME TAXES

     The provision for income taxes for the years ended December 31, 1994, 1995, 1996 and the three months ended March 31, 1996 and 1997, respectively, is as follows (in thousands):

                                               DECEMBER 31,              MARCH 31,
                                        --------------------------    ----------------
                                         1994      1995      1996      1996      1997
                                        ------    ------    ------    ------    ------
                                                                        (UNAUDITED)
Current.............................    $3,454    $3,974    $4,560    $1,013    $1,388
Deferred............................       369       350       588        --        50
                                        ------    ------    ------    ------    ------
                                        $3,823    $4,324    $5,148    $1,013    $1,438
                                        ======    ======    ======    ======    ======

     The Company's effective tax rate differs from the statutory U. S. federal income tax rate as a result of the following:

                                                                             THREE MONTHS
                                                                                ENDED
                                                  YEAR ENDED DECEMBER 31,     MARCH 31,
                                                  -----------------------    ------------
                                                  1994     1995     1996     1996    1997
                                                  -----    -----    -----    ----    ----
                                                                             (UNAUDITED)
Statutory federal tax rate......................   34.0%    34.0%    35.0%   34.0%   35.0%
Effect of marginal federal tax rate.............     --       --     (0.8)     --    (0.8)
State income taxes of approximately 6.6%, 6.4%,
  6.9%, 6.4% and 6.9%, respectively, net of
  Federal tax benefit...........................    4.3      4.3      4.6     4.3     4.6
Other...........................................    1.2      1.7      1.4     1.7     1.2
                                                   ----     ----     ----    ----    ----
Effective tax rate..............................   39.5%    40.0%    40.2%   40.0%   40.0%
                                                   ====     ====     ====    ====    ====

     The Company's income in excess of $10.0 million is subject to federal income tax at a marginal rate of 35%. As a result of the Company's current and expected earnings, management has chosen 35% as the Company's statutory federal tax rate.

                           REPTRON ELECTRONICS, INC.

     Deferred income tax assets and liabilities resulting from differences between accounting for financial statement purposes and tax purposes pursuant to SFAS No. 109, are summarized as follows (in thousands):

                                                            DECEMBER 31,       MARCH 31,
                                                          -----------------   -----------
                                                           1995      1996        1997
                                                          -------   -------   -----------
                                                                              (UNAUDITED)
Deferred tax assets
  Accrued vacation......................................  $    51   $    51     $    50
  Allowance for bad debts...............................       71       138         138
  Other.................................................        2        23          22
                                                          -------   -------     -------
                                                              124       212         210
Deferred tax liabilities
  Depreciation..........................................      846     1,399       1,478
  Other.................................................       58       181         150
                                                          -------   -------     -------
                                                              904     1,580       1,628
          Net deferred tax liability....................  $  (780)  $(1,368)    $(1,418)
                                                          =======   =======     =======

     A valuation allowance has not been recorded against the deferred tax assets for 1995, 1996 and 1997.

NOTE H -- COMMITMENTS AND CONTINGENCIES

  Operating Leases

     The Company has operating leases for facilities and certain machinery and equipment which expire at various dates through 2001. Certain leases provide for payment by the Company of any increases in property taxes and insurance over a base amount and others provide for payment of all property taxes and insurance by the Company.

     One of the leases, which expires in November 1998, is for a building owned by the Chief Executive Officer of the Company and provides for annual rentals of $68,000. Rent paid on this facility totaled $69,000 in 1994, and $68,000 in both 1995 and 1996 and $17,000 for the three months ended March 31, 1997. The Company pays for property taxes and insurance in accordance with the provisions of the lease.

     The Company also leases an aircraft from a corporation controlled by the Chief Executive Officer of the Company. The Company is responsible for all costs associated with the operation of the aircraft, including fuel, maintenance, storage and crew salary and expenses. Rent expense for the use of aircraft totaled approximately $156,000 in 1994, $74,000 in 1995 and $240,000 in 1996 and
$60,000 for the three months ended March 31, 1997.

     Future minimum payments, by year and in the aggregate, under noncancellable operating leases consist of the following at December 31, 1996 (in thousands):

                        YEAR ENDING
                        DECEMBER 31,
------------------------------------------------------------
  1997......................................................  $1,167
  1998......................................................     870
  1999......................................................     544
  2000......................................................     221
  2001......................................................      73

     Total rent expense for the years ended December 31, 1994, 1995, 1996 and the three months ended March 31, 1996 and 1997 was approximately $1,519,000, $1,725,000, $1,555,000, $347,000 and $301,000, respectively, which includes
$225,000, $142,000, $308,000, $77,000 and $77,000 to the Chief Executive Officer
of the Company.

                           REPTRON ELECTRONICS, INC.

  Litigation

     The Company is, from time to time, involved in litigation relating to claims arising out of its operations in the ordinary course of business. The Company believes that none of these claims which should have a material adverse impact on its financial condition or results of operations.

NOTE I -- SHAREHOLDERS' EQUITY

     The Board of Directors is authorized, without further shareholder action, to divide any or all shares of the authorized Preferred Stock into series and to fix and determine the designations, preferences, relative rights, qualifications, limitations or restrictions thereon, of any series so established, including voting powers, dividend rights, liquidation preferences, redemption rights and conversion privileges. The Board of Directors has not authorized any issuance of Preferred Stock and there are no plans, agreements, or understandings for the authorization or issuance of any shares of Preferred Stock.

     In April 1997, the Company increased the number of authorized Common Stock shares to 50,000,000.

NOTE J -- EMPLOYEE BENEFITS

  Incentive Stock Option Plan

     The Company's Incentive Stock Option Plan (the "ISO Plan") was adopted in November, 1993 to provide for the grant to employees of incentive stock options within the meaning of Section 422 of the Internal Revenue Code. The ISO Plan is intended to provide incentives to directors, officers, and other key employees and to enhance the Company's ability to attract and retain qualified employees. A total of 500,000 shares of Common Stock has been reserved for issuance under the ISO Plan. Stock options are granted for the purchase of Common Stock at a price not less than the fair market on the date of grant.

     The following table summarizes the activity in Common Stock subject to options:

                                                                           WEIGHTED       WEIGHTED
                                                             RANGE OF      AVERAGE        AVERAGE
                                                             EXERCISE      EXERCISE      REMAINING
                                                SHARES        PRICE         PRICE     CONTRACTUAL LIFE
                                                -------   --------------   --------   ----------------
                                                                                         (IN YEARS)
Outstanding at January 1, 1994................  211,300            $5.00    $ 5.00          9.9
  Granted.....................................   16,000             9.13      9.13
  Exercised...................................  (12,500)            5.00      5.00
  Forfeited...................................   (3,500)            5.00      5.00
                                                -------
Outstanding at December 31, 1994..............  211,300  $ 5.00 --  9.13    $ 5.31          9.0
  Granted.....................................   10,000   14.25 -- 15.07     14.66
  Exercised...................................   (5,250) $ 5.00 --  9.13      8.93
  Forfeited...................................  (24,250)            5.00      5.00
                                                -------
Outstanding at December 31, 1995..............  191,800    5.00 -- 15.07    $ 5.74          8.0
  Granted.....................................   22,000   12.75 -- 14.75     14.30
  Exercised...................................  (17,000)   5.00 --  9.13      5.18
  Forfeited...................................   (2,750)   5.00 --  9.13      8.38
                                                -------
Outstanding at December 31, 1996..............  194,050   $5.00 -- 15.07    $ 6.72          7.3
  Granted (unaudited).........................   73,500   14.75 -- 18.00     17.61
  Exercised (unaudited).......................   (5,500)            5.00      5.00
  Forfeited (unaudited).......................     (500)            5.00      5.00
                                                -------
Outstanding at March 31, 1997 (unaudited).....  261,500   $5.00 -- 18.00      9.82          7.8
                                                =======

                           REPTRON ELECTRONICS, INC.

     The following table summarizes information about Common Stock options outstanding at December 31, 1996:

                                                              OPTIONS EXERCISABLE
                            OPTIONS OUTSTANDING                     WEIGHTED
                 -----------------------------------------   ----------------------
                                   WEIGHTED       WEIGHTED     NUMBER      WEIGHTED
                   NUMBER          AVERAGE        AVERAGE    EXERCISABLE   AVERAGE
   RANGE OF      OUTSTANDING      REMAINING       EXERCISE       AT        EXERCISE
EXERCISE PRICES  AT 12/31/96   CONTRACTUAL LIFE    PRICE      12/31/96      PRICE
---------------  -----------   ----------------   --------   -----------   --------
                                  (IN YEARS)
     $5.00         154,050           6.9           $ 5.00      115,538      $ 5.00
$ 9.13 -- 12.75     13,000           8.3            10.52        4,000        9.13
$14.25 -- 15.07     27,000           9.1            14.72        2,500       14.66
                   -------                                     -------
$ 5.00 -- 15.07    194,050           7.3           $ 6.72      122,038      $ 5.33
                   =======                                     =======

     The duration of options granted under the ISO Plan is ten years from the date of grant, or such other date as determined by the Board of Directors. In general, the options must be exercised while a person is employed by the Company or 90 days thereafter. The options may be exercised in four equal annual increments, cumulatively, beginning one year after the date of grant, and all such options may be exercised in full four years after the date of grant. The options are non-transferable other than by will or by the laws of descent and distribution.

  Profit Sharing Plan

     The Company previously maintained a discretionary Profit Sharing Plan (the "Profit Sharing Plan"), for the benefit of its employees. The amount of the Company's previous contribution to the Profit Sharing Plan for any year was determined by the Board of Directors in its sole discretion, subject to certain limitations imposed by the Internal Revenue Code. In 1992, the Administrator of the Profit Sharing Plan approved termination of the Profit Sharing Plan and a favorable determination has been issued by the Internal Revenue Service. The Profit Sharing Plan began distributions to its participants during 1996 and is expected to distribute the participants' remaining shares by December 31, 1997. The Profit Sharing Plan currently holds 661,955 shares of the Company's Common Stock.

  401(k) Plan

     In 1993, the Company established a deferred compensation plan (the "Plan") under section 401(a) of the Code. Substantially all of the officers and employees of the Company are eligible to participate in the Plan. Employees are eligible to participate in the Plan after six months of service and after attaining age 21. At its discretion, the Company may make matching contributions to the Plan. Employees are always vested in their contributions and are fully vested in the employer contributions after five years of service. The Company contributed approximately $54,000, $82,000, $18,000 and $26,000 to the Plan for the years ended December 31, 1995 and 1996 and the three months ended March 31, 1996 and 1997, respectively.

NOTE K -- ACQUISITIONS

     On March 22, 1995, the Company purchased substantially all of the assets and assumed certain liabilities of Cronin Electronics, Inc. Cronin Electronics was a distributor of electronic components serving the New England market with locations in suburban Boston, Massachusetts and Hartford, Connecticut. The acquisition was accounted for using the purchase method and, accordingly, the acquired business operations have been included herein since the date of the acquisition. Of the approximately $6.2 million total costs involved in the acquisition, approximately $2.9 million was in cash, with the remainder in assumption of specified liabilities.

                           REPTRON ELECTRONICS, INC.

The Company allocated approximately $3.3 million of the purchase price to tangible assets. Pro forma information is not presented as the effect of the acquisition was not significant to the financial statements.

     On July 26, 1995, the Company purchased substantially all of the assets and assumed certain liabilities of the electronic component distribution business of Western Micro Technology, Inc. The electronic component distribution business of Western Micro Technology, Inc. had offices in Seattle, Washington; Portland, Oregon; Saratoga, California; Irvine, California; Los Angeles, California; San Diego, California; Philadelphia, Pennsylvania; and Boston Massachusetts. The acquisition was accounted for using the purchase method and, accordingly, the acquired business operations have been included herein since the date of the acquisition. Of the approximately $13.3 million in total costs involved in the acquisition, approximately $9.7 million was in cash, with the remainder in assumption of specified liabilities. The Company allocated approximately $11.6 million of the purchase price to tangible assets.

     The following unaudited pro forma summary combines the results of operations of the Company with the operations of the electronic component distribution business of Western Micro Technology, Inc., as if the acquisition had occurred at the beginning of the respective periods. This pro forma summary does not necessarily reflect the results of operations as they would have been if the Company and the operations of the electronic component distribution business of Western Micro Technology, Inc., operated as a single entity during such periods.

                                                                  YEAR ENDED
                                                                 DECEMBER 31,
                                                              -------------------
                                                                1994       1995
                                                              --------   --------
                                                                (IN THOUSANDS,
                                                              EXCEPT SHARE DATA)
Net Sales...................................................  $223,356   $254,398
Gross Profit................................................    41,281     44,525
Operating Income............................................    12,264     12,896
Net Earnings................................................     6,107      5,790
Net Earnings per Common Share...............................      1.07        .94

NOTE L -- RELATED PARTY TRANSACTIONS

     The Company has a non-interest bearing loan receivable from the profit sharing plan totaling approximately $99,000, $194,000, $279,000 and $194,000 as of December 31, 1994, 1995 and 1996 and March 31, 1997, respectively.

     A director of the Company serves as its general counsel and received approximately $178,000, $235,000, $185,000 and $39,000 for services rendered during 1994, 1995, 1996 and the three months ended March 31, 1997, respectively.

     See Note H for related party leases.

NOTE M -- FAIR VALUE OF FINANCIAL INSTRUMENTS

     At December 31, 1996, the carrying amount of cash, accounts receivable, accounts payable and accrued expenses approximate fair value because of the short-term maturities of these items.

     The carrying amounts of current and long-term portions of notes payable, and long-term obligations approximate fair market value since the interest rates on most of these instruments change with market interest rates.

                           REPTRON ELECTRONICS, INC.

NOTE N -- FINANCIAL INFORMATION ABOUT INDUSTRY SEGMENTS

     The Company has two industry segments: Distribution and Contract Manufacturing. Distribution purchases a wide variety of electronic components, including semiconductors, passive products and electromechanical components, for distribution to manufacturers and wholesalers throughout the United States. Contract Manufacturing manufactures electronic products according to customer design for customers in various industries, including telecommunications, banking and medical services.

     The following table shows net sales, operating income, identifiable assets, depreciation and amortization expense and capital expenditures as of and for the years 1994, 1995 and 1996.

                                                                 YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                                                                1994       1995       1996
                                                              --------   --------   --------
Net Sales
  Unaffiliated customers
     Distribution...........................................  $ 96,003   $140,146   $168,279
     Contract Manufacturing.................................    68,002     83,198    100,658
                                                              --------   --------   --------
                                                               164,005    223,344    268,937
     Intersegment sales.....................................     5,437     14,494     10,235
                                                              --------   --------   --------
                                                               169,442    237,838    279,172
                                                              ========   ========   ========
  Operating Income
     Distribution...........................................     5,174      8,804      7,036
     Contract Manufacturing.................................     5,986      4,773      9,790
                                                              --------   --------   --------
                                                                11,160     13,577     16,826
                                                              ========   ========   ========
  Identifiable Assets
     Distribution...........................................    32,257     71,839     64,993
     Contract Manufacturing.................................    32,158     49,600     59,948
                                                              --------   --------   --------
                                                                64,415    121,439    124,941
  Corporate.................................................     5,658     12,299     13,691
                                                              --------   --------   --------
                                                                70,073    133,738    138,632
                                                              ========   ========   ========
  Depreciation and Amortization
     Distribution...........................................        81        580        674
     Contract Manufacturing.................................     1,064      1,736      2,444
                                                              --------   --------   --------
                                                                 1,145      2,316      3,118
     Corporate..............................................       244        146        520
                                                              --------   --------   --------
                                                                 1,389      2,462      3,638
                                                              ========   ========   ========
  Capital Expenditures (includes equipment under capitalized leases)
     Distribution...........................................       727      1,142      1,516
     Contract Manufacturing.................................     2,761      6,957      5,033
                                                              --------   --------   --------
                                                                 3,488      8,099      6,549
     Corporate..............................................     4,473      2,188      6,149
                                                              --------   --------   --------
                                                              $  7,961   $ 10,287   $ 12,698
                                                              ========   ========   ========

                           REPTRON ELECTRONICS, INC.

NOTE O -- SUPPLEMENTAL SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

     The following is a summary of the quarterly results of operations for the quarterly periods of 1995 and 1996 (in thousands except per share data):

                                                            THREE MONTHS ENDED
                                              -----------------------------------------------
                                              MARCH 31   JUNE 30   SEPTEMBER 30   DECEMBER 31
                                              --------   -------   ------------   -----------
1995
----
Net sales...................................  $43,076    $52,873     $59,492        $67,903
Gross profit................................    8,171      9,515      10,729         11,748
Operating income............................    2,949      3,523       3,692          3,413
Net earnings................................    1,511      1,778       1,713          1,484
Net earnings per common share...............      .25        .29         .28            .24
1996
----
Net sales...................................   66,551     66,092      65,953         70,341
Gross profit................................   11,982     13,199      12,594         14,074
Operating income............................    3,936      4,183       4,200          4,507
Net earnings................................    1,519      1,905       2,017          2,212
Net earnings per common share...............  $   .25    $   .31     $   .33        $   .36
1997
----
Net sales...................................  $76,251
Gross profit................................   14,072
Operating income............................    4,822
Net earnings................................    2,156
Net earnings per common share...............  $   .35

NOTE P -- CONCENTRATION OF CREDIT RISK

     One customer represented 12.4% of total Company net sales in 1996 (10.8% for the three months ended March 31, 1997). The loss of this customer or a reduction in its level of purchasing could have a material impact on the Company's business and results of operations.

         REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON SCHEDULE

Board of Directors
Reptron Electronics, Inc.

     In connection with our audit of the consolidated financial statements of Reptron Electronics, Inc., referred to in our report dated February 5, 1997, which is included in this Registration Statement we have also audited Schedule II for each of the three years in the period then ended. In our opinion, this schedule presents fairly, in all material respects, the information required to be set forth therein.

                                          GRANT THORNTON LLP

Tampa, Florida
February 5, 1997

                                                                     SCHEDULE II

                           REPTRON ELECTRONICS, INC.

                       VALUATION AND QUALIFYING ACCOUNTS
 FOR THE YEARS ENDED DECEMBER 31, 1994, DECEMBER 31, 1995 AND DECEMBER 31, 1996

                      COLUMN A                          COLUMN B     COLUMN C      COLUMN D     COLUMN E
                      --------                         ----------   ----------   ------------   --------
                                                       BALANCE AT   CHARGED TO     ACCOUNTS     BALANCE
                                                       BEGINNING    COSTS AND    WRITTEN OFF,    AT END
DESCRIPTION                                             OF YEAR      EXPENSES        NET        OF YEAR
-----------                                            ----------   ----------   ------------   --------
ALLOWANCE FOR DOUBTFUL ACCOUNTS
Year Ended December 31, 1994.........................   $179,500     $218,600      $(217,700)   $180,400
Year Ended December 31, 1995.........................    180,400      149,775       (150,466)   $179,709
Year Ended December 31, 1996.........................    179,709      193,000        (23,000)   $349,709

                      (This Page Intentionally Left Blank)

======================================================

  NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER CONTAINED HEREIN OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH AN OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................    1
Risk Factors..........................    5
Use of Proceeds.......................    9
Capitalization........................   10
Selected Consolidated Financial
  Data................................   11
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   13
Business..............................   20
Management............................   30
Principal Shareholders................   32
Description of Notes..................   33
Certain Federal Income Tax
  Considerations......................   44
Description of Capital Stock..........   47
Underwriting..........................   50
Legal Matters.........................   51
Experts...............................   51
Available Information.................   51
Incorporation of Certain Documents by
  Reference...........................   52
Index to Financial Statements and
  Schedule............................  F-1

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                                  $100,000,000

                        [REPTRON ELECTRONICS, INC. LOGO]

                        6 3/4% CONVERTIBLE SUBORDINATED

                                 NOTES DUE 2004
                            ------------------------

                                   PROSPECTUS
                            ------------------------
                        RAYMOND JAMES & ASSOCIATES, INC.

                           FORUM CAPITAL MARKETS L.P.

                                 STEPHENS INC.
                                 AUGUST 6, 1997

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